Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

dlw 4/14

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Convening of a Meeting*	*19/03/2009*	*1*
2.	*Immediate Report*	*22/03/2009*	*2*
3.	*Immediate Report*	*25/03/2009*	*3*
4.	*Appointment of Senior Office Holder*	*25/03/2009*	*4*
5.	*Approval of Financial Statements*	*26/03/2009*	*5*
6.	*Immediate Report*	*30/03/2009*	*6*
7.	*Holding(s) in Company*	*30/03/2009*	*7*
8.	*Holding(s) in Company*	*01/04/2009*	*8*
9.	*Holding(s) in Company*	*01/04/2009*	*9*
10.	*Immediate Report*	*02/04/2009*	*10*
11.	*Change in Securities of Corporation*	*02/04/2009*	*11*
12.	*Immediate Report*	*05/04/2009*	*12*
13.	*Change in Securities of Corporation*	*05/04/2009*	*13*
14.	*Immediate Report*	*06/04/2009*	*14*
15.			
16.			
17.			
18.			
19.			
20.			

082-34955
Schedule 1

בנק הפועלים בע"מ
BANK HAPOALIM B.M.
Number at the Registrar: 520000118

Securities of the Corporation are listed for trade on the Tel-Aviv Stock Exchange
Abbreviated Name: Poalim
Street: POB 27, Tel-Aviv 61000
Telephone: 03-567 3800, 03-567 3333, Fax: 03-567 4576
Electronic Mail: YORAM.WEISSBREM@MAILPOALIM.CO.IL

Transmission Date: 19/03/2009
Reference: 061506-01-2009

To
Securities Authority
www.isa.gov.il

To
The Tel-Aviv Stock Exchange Ltd.
www.tase.co.il

An amending report to a flawed report, which was sent on 1st March 2009, the reference number of which is: 047505-01-2009
The flaw: Attachment of Directors' Declarations under Section 224 B. of the Companies Law, 5759-1999
Reason for flaw: Attachment of Directors' Declarations under Section 224 B. of the Companies Law, 5759-1999
The amendment: Attached to this summons are declarations by all of the officiating directors in accordance with the provisions of Section 224 B. of the Companies Law, 5759-1999 and of Section 11 of Amendment No. 8 of the Companies Law (Transitional Provisions).

Immediate Report on the Convening of a Meeting

Regulation 36B (a) and 36C of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Explanation: If one of the subjects on the agenda of the Meeting is the approval of a transaction with a controlling party or the approval of an extraordinary proposal, Form Tav 133 or Tav 138 should be filled in, as the case may be.

1. On the date: *01/03/2009* it was resolved to summon an *Annual Meeting* _______,
   The number of the security on the Stock Exchange which entitles the holder thereof to attend the Meeting *662577*, ___________,
   which will convene on *Monday* on the date: *06/04/2009* at *11:30 o'clock*
   at the address: A*t the Levinstein Tower, 23 Menahem Begin Road, 3rd Floor, Room 313, in Tel-Aviv*

2. The determination date for being entitled to attend and vote at the Meeting: *08/03/2009*

3. On the agenda:
   - ☐ Approval of actions or transactions which are subject to approval under Sections 255, 262 or 268-275 of the Companies Law, 5759-1999 (hereinafter: "the Companies Law");

- ☐ A resolution under Section 121(c) of the Companies Law concerning the authorization of the Chairman of the Board of Directors to discharge the function of the Chief Executive Officer or to exercise his powers;
- ☐ Approval of a change in the mode of reporting under Section 35B of the Securities Law;
- ☐ Merger under Section 320 of the Companies Law;
- ☐ Arrangement under Section 350 of the Companies Law;
- ☐ Appointment or removal of a director;
- ☑ Appointment of an external director;

  Is the appointment of the external director in accordance with the provisions of Section 239(d) of the Companies Law: *No.*

  Explanation: Section 239(d) of the Companies Law states that " in a company which at the time an external director is appointed all of the members of its board of directors are of one sex, the external director being appointed shall be of the other sex".

  The terms of office and employment being offered to the external director:
  The annual remuneration and the remuneration for participation which is payable to all of the directors of the Bank (including the external directors), as they may be from time to time, who are not controlling parties in the Bank or their relatives (except to the Chairman of the Board of Directors), have been approved at the Special General Meeting on 06/08/2008, and are set forth in the immediate report released for publication on 06/08/2008, reference no. 227460 – 01 – 2008.

- ☑ Any other subject:

1. *Discussion of the financial statements and the Board of Directors Report of the Bank for the year 2007.*   2. *Reappointment of the auditors Ziv Haft, Certified Public Accountants and Somekh Chaikin, Certified Public Accountants as auditors of the Bank and the authorization of the Board of Directors to determine their remuneration. Furthermore, at the Meeting the remuneration of the aforesaid auditors for carrying out the functions of auditing and for additional services to the Bank for the year 2007 will be reported.*

Particulars concerning the subjects on the agenda:
Notice_isa.pdf
Explanation: Particulars of the subjects should include the main facts which are required to understand properly any matter which needs to be voted on at the Meeting.

The text of the proposed resolutions or a concise description of their main features:
Summary_isa.pdf

Does the controlling party in the Company, to the best of the Company's knowledge, hold shares at the time fixed for convening the General Meeting which confer the percentage required to pass all of the resolutions on the agenda of the General Meeting, assuming that all of the other shareholders participate in the voting and vote against it: *No.*

4. Attached ☒ Text of poll card ☐ Position Notice

Poll_Card_isa.pdf

Explanation: If a poll card and/or position notice is attached it should be ascertained that they are drawn up according to the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005.

Website address where voting is possible: __________

Explanation: This field should be filled in if the Company allows for voting through the internet under Regulation 5 (c) of the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005.

Electronic mail address where a member of the Stock Exchange may deliver the material which he is obliged to deliver to the Company under Regulation 4 (c)(1) of the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005:

____

5. The Quorum for the Meeting to be held:
   The presence of at least two shareholders who have at least twenty-five per cent. (25%) of the voting rights, within half an hour of the appointed time for opening the Meeting.

6. In the absence of a quorum, the adjourned Meeting will take place on the date *13/04/2009*, at *11:30 o'clock*, at the address: *At the Levinstein Tower, 23 Menahem Begin Road, 3rd Floor, Room 313, in Tel-Aviv.*

7. The time and place where each proposed resolution the text of which has not been given in full in the above details of the agenda may be reviewed
   At the office of the Secretary of Bank Hapoalim B.M., 63-65 Yehuda Halevy, Tel Aviv, from Sunday to Thursday, during normal working hours, by prior arrangement by phoning 03-5673800, commencing from the date of publication of the notice for convening the Annual Meeting in the daily newspapers, as required by law.

Note to Clause 1 – The date of the resolution of the Board of Directors for summoning the Annual General Meeting, was adopted at the meeting of the Board of Directors on 01/03/2009, at 11:00 a.m.

Note to Clause 3 – The re-election of Ms. Nira Dror to the office of external director, for an additional period of three years in accordance with the Companies Law, is subject to the approval of the Bank of Israel.

Attached to this summons are declarations by all of the officiating directors in accordance with the provisions of Section 224 B. of the Companies Law, 5759-1999 and of Section 11 of Amendment No. 8 of the Companies Law (Transitional Provisions). Clarification is made that the General Meeting is not being requested to renew the appointment of the officiating directors except for the re-appointment of the external director Ms. Nira Dror, as set forth in Item 2 of the agenda of the Meeting attached hereto.

A CONDENSED STATEMENT OF THE RESOLUTIONS ON THE SUBJECTS ON THE AGENDA OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF BANK HAPOALIM B.M. WHICH WILL BE HELD ON 6TH APRIL, 2009 AT 11;30 A.M.

As to Item 1: Discussion of the financial statements and the Board of Directors Report of the Bank for the year 2007:
The periodic report of the Bank for the year 2007 (including the financial statements and the Board of Directors Report), which were published on 31st March, 2008, may be inspected on the distribution website of the Securities Authority at the address: http://www.magna.isa.gov.il and on the website of the Tel-Aviv Stock Exchange Ltd., at the address: **http://maya.tase.co.il**

The Text of the Resolution: To adopt the financial statements, the Board of Directors Report and the report of the auditors of the Bank for the year 2007.

As to Item 2: Re-election of External Director:

The Text of the Resolution: It is proposed to re-elect the external director, Ms. Nira Dror, for an additional period of three years, in accordance with the provisions of the Companies Law (5759-1999) (**"the Companies Law"**).

Particulars according to Regulation 26 of the Securities (Periodic and Immediate Reports) Regulations, with regard to the director whose appointment is brought for approval:

a) Name: Nira Dror;
b) Identity Document Number: 52726551;
c) Date of Birth: 25th September 1954;
d) Address for service of process: Dvorah Haneviah 7, Ramat Hasharon;
e) Nationality: Israeli;
f) Member of the Committees Listed Below of the Board of Directors: **Subject to the approval of the appointment by the General Meeting, her membership of the following committees of the Board of Directors will be renewed: Audit Committee, Credit Committee, Transactions With Interested and Related Parties Committee, Salaries and Human Resources Committee, Repricing Committee, Balance Sheet Committee, Expense Control and Streamlining Committee, Prospectus Committee, Risk Management and Control and Basel II Implementation Committee and New Products Committee**;
g) Has accounting and financial expertise having regard to her education and pursuits, as set forth below;
h) Is not an employee of the Bank, of a subsidiary or of a related company of the Bank or of an interested party in the Bank;
i) Will act as a director of the Bank from the date of her appointment by the Meeting;
   (1) Her education: Has a bachelor's degree (B.A.) in Economics and Business Administration - Tel-Aviv University. Has a master's degree (M.B.A.) in Business Administration – Tel-Aviv University;
   (2) Her pursuits during the last five years and a list of the corporations in which she served or serves as a director:

- March 2006 – March 2009 – serves as an external director on the Board of Directors of Bank Hapoalim B.M.;
- Is a member of the boards of directors of the companies: Dikla Insurance company Ltd. and Zur Shamir Holdings Ltd.;
- From June 2003 to August 2005 Deputy General Manager and Head of North America of El Al;
- 2005 – 2008 member of the Board of Directors of H&O Ltd.;
- 2006 – 2008 member of the Board of Directors of Hamey Yoav Tourism Ltd.

j) Is not a member of the family of any other interested party in the Bank;

k) The Bank views the director as having accounting and financial expertise for the purpose of meeting the minimum number set by the Board of Directors under Section 92(a)(12) of the Companies Law.

Attached hereto is the declaration of the external director, Ms. Nira Dror, as required under Section 224 B. of the Companies Law, 5759-1999

The re-election of Ms. Nira Dror to the office of external director under the Companies Law, is subject to the approval of the Bank of Israel.

The Required Majority: A simple majority of the votes of the shareholders participating in the poll (not including those abstaining), on condition that one of the following is met: (1) The count of the votes of the majority includes at least one third of the votes of the shareholders who are not the controlling parties of the Company or whoever on their behalf, who participate in the poll; when counting all of the votes of the aforesaid shareholders, the votes of those abstaining shall not be taken into account; or – (2) The total number of the votes of those voting against among the shareholders mentioned in sub-clause (1) above does not exceed one per cent.of all the voting rights in the Bank.

As to Item 3: Reappointment of the Auditors:

The Text of the Resolution:

a. Ziv Haft, Certified Public Accountants and Somekh Chaikin, Certified Public Accountants were appointed as auditors of the Company by the general meeting of shareholders of the Company which was held on 20th March, 2008.
Upon the recommendation of the Audit Committee and the Board of Directors of 1st March, 2009 it is proposed to reappoint the aforesaid auditors as auditors of the Company, until the next annual general meeting is convened, and to authorize the Board of Directors of the Company to determine their remuneration.

b. It will be reported to the General Meeting that the remuneration of the auditors, paid for carrying out the functions of auditing and for additional services to the Bank for the year 2007, is set out on page 209 of the Board of Directors Report published as part of the annual statements of Bank Hapoalim B.M. for the year 2007.

The Required Majority: A simple majority of the votes of the shareholders participating in the poll (not including those abstaining).

The Director's Declaration

I, the undersigned, Ms. Nira Dror, bearer of Identity Document No. 52726551, of 7 Dvorah Haneviah Street, Ramat Hasharon have officiated as an external director of the Board of Directors of Bank Hapoalim B.M. from 8th March, 2006 to 7th March, 2009. My reappointment as an external director of the Bank (under the Companies Law) will be brought for discussion before the Annual General Meeting of the Shareholders of the Bank which will convene on 6th April, 2009.

In accordance with the transitional provisions of Amendment No. 8 of the Companies Law, 5759-1999 (hereinafter: "the Companies Law"), I hereby declare as follows:

1) I have the necessary qualifications and the ability to devote the proper time to the execution of my office as a director of the Bank. With a view to clarifying my qualifications, I hereby declare as follows:
   a. I hold a B.A. in Economics and Business Administration, Tel Aviv University; a M.B.A., Tel Aviv University; and graduate of the Israeli Insurance Institute.
   b. From March 8, 2006 to March 7, 2009 I served as an external director of Bank Hapoalim. I also served as Chairperson of the Audit Committee, and member of the following Board Committees: the Credit Committee, the Transactions with Interested and Related Parties Committee, the Salaries and Human Resources Committee, the Repricing Committee, the Balance Sheet Committee, the Expense Control and Streamlining Committee, the Prospectus Committee, the Risk Management and Control and Basel II Implementation Committee, and the New Products Committee.
   c. I serve as a director at the following companies: Dikla Insurance Company Ltd. and Tzur Shamir Holdings Ltd.
   d. From 1978 to 1985, I served as an economist at the Economics Department of the Workers' Company, and as referent for issues related to insurance, industrialization of Development Areas, labor, and welfare. From 1984 to 1985, I served as Head Economist of the Teus Concern. From 1985 to 1989, I served as Head of Outgoing and Internal Tourism at Histour. From 1989 to 1999, I served as Head of British Airways in Israel.
   e. I also served from March 1999 to June 2003 as Regional Manager of Eastern Europe and the Mediterranean at British Airways, and from June 2003 to March 2005 as Deputy General Manager and Head of North America at El Al. Until 1999, I served as a director at Bank Otsar Hahayal, American Israel Bank, Kitan, and Tadiran.
   f. In the last five years, or part of them, I served as a director at the following companies: H&O Ltd., Hamey Yoav Tourism Ltd.; however, I no longer serve at these companies.
   g. The Board of Directors of the Bank has assessed my qualifications as a director "with accounting and financial expertise" and "with professional qualification".

2) Furthermore, I declare that the restrictions prescribed in Sections 226 and 227 of the Companies Law do not apply to me.

This my declaration is given in accordance with the transitional provisions set forth in Section 11(b) of the Companies Law (Amendment No. 8), 5768-2008 and with Section 224 B. of the main Law as formulated in Amendment No.8 to the Companies Law as aforesaid, and in accordance with the guidelines of the Securities Authority entitled "Statement Regarding an Independent Director and Regarding Directors' Declarations-Guideline under Section 36A(b) of the Securities Law, 5728-1968" dated 1st March, 2009.

____________________ Date

____________________ Signature

Attached to this summons are declarations by all of the officiating directors in accordance with the provisions of Section 224 B. of the Companies Law, 5759-1999 and of Section 11 of Amendment No. 8 of the Companies Law (Transitional Provisions). Clarification is made that the General Meeting is not being requested to renew the appointment of the officiating directors except for the re-appointment of the external director Ms. Nira Dror, as set forth in Item 2 of the agenda of the Meeting attached hereto.

The Director's Declaration

I, the undersigned, Mr. Dan Dankner, bearer of Identity Document No. 059581280, of 63 Yehuda Halevy St., Tel Aviv, serve as director of the Board of Directors of Bank Hapoalim B.M. from 5th November, 1997 and to the date of this my declaration.

In accordance with the transitional provisions of Amendment No. 8 of the Companies Law, 5759-1999 (hereinafter: "the Companies Law"), I hereby declare as follows:

1) I have the necessary qualifications and the ability to devote the proper time to the execution of my office as a director of the Bank. With a view to clarifying my qualifications, I hereby declare as follows:
   a. I hold a B.A. in Business Administration, University of Massachusetts, Boston.
   b. I serve as Chairman of the Board of Directors of the Bank as of June 24, 2007. I also serve as Chairman of the following Board Committees at the Bank: the Credit Committee, the Repricing Committee, the Prospectus Committee, the Expense Control and Streamlining Committee, the Salary and Human Resources Committee, the Investment Approval Committee, the Overseas Banking and Global International Activity Committee, and the New Products Committee and as a member of the following Board Committees: the Balance Sheet Committee, and the Risk Management and Control and Basel II Implementation Committee.
   c. I served as Vice Chairman of the Board of Directors of the Bank from May 30, 1999 to May 15, 2004. I served as Acting Chairman of the Board of Directors of the Bank from May 15, 2007 to June 24, 2007.
   d. I Serve as a director of Bank Hapoalim as of November 5, 1997
   e. From October 30, 2002 to September 25, 2008 I served as Chairman of the board of Isracard Ltd. and Europay (Eurocard) Israel Ltd. From October 30, 2002 to December 30, 2008 I served as Chairman of the board of Aminit Ltd. From November 24, 2003 to December 30, 2008 I served as Chairman of the board of Poalim Express Ltd.
   f. I Served as joint chairman of the board of Israel Salt Industries Ltd. from 1999 to 2004
   g. I serve as Chairman of the board of the following companies: Poalim Capital Markets and Investment Holdings Ltd., Poalim Capital Markets Ltd., Poalim Capital Markets - Investment House Ltd., and Diur B.P. Ltd.; Chairman of the Administrative Committee of the Poalim in the Community Foundation; Chairman of the Administrative Committee of the Peretz Naftali Foundation; and as President of Beterem. In addition, I serve as President of the Association of Banks in Israel.
   h. I serve as Director of the following companies: Isracard Ltd., Europay (Eurocard) Israel Ltd., Aminit Ltd., Poalim Express Ltd., Israel Salt Industries Ltd., Adam Dan Ltd., Atlit Food Cooling Ltd., Bank Hapoalim (Switzerland) Ltd., and Sea Gate Mariculture Ltd.
   i. In the last five years, or part of them, I served as chairman of the board of the following companies: Poalim Venture Services Israel Ltd. and Israel Salt Industries Ltd.; and as a director or CEO at the following companies: Israel Salt Company Ltd., Israel Salt Company (Eilat) 1976 Ltd., Monson Halit Ouannou Insurance Ltd., Dankner Investments Ltd., Mashbir Mazon Ltd., Raphael Katz & Co. Customs Agents Ltd., Neve Shoshana Ltd., Plasma Laser Technologies Ltd., Clal Insurance Enterprise Holdings Ltd., Lumitest Ltd., Chimergy Ltd., G.D.A.D. Atlit Development Ltd., Elran (D.D.) Holdings Ltd., Argad Water Treatment Industries Ltd., Argad Ayil Water Improvement Industries Ltd., Sheraton Moriah (Israel) Ltd., Carmel Chemicals Ltd., Hapoalim Holding USA, Signature Bank, Elran (D.D.) Investments Ltd., Poalim Ventures - Fund Management Ltd., Leenoy Holdings Ltd., Intact Real Estate and Infrastructure Ltd., Intact Holdings Ltd., Intact Investments Ltd., Danran Holdings Ltd., Dankner D.D. Infrastructure Ltd., Israel Salt Company Stock Holdings (1998) Ltd.; however, he no longer serves at these companies.

j. The Board of Directors of the Bank has assessed my qualifications as a director "with accounting and financial expertise" and "with professional qualification".

2) Furthermore, I declare that the restrictions prescribed in Sections 226 and 227 of the Companies Law do not apply to me.

This my declaration is given in accordance with the transitional provisions set forth in Section 11(b) of the Companies Law (Amendment No. 8), 5768-2008 and with Section 224 B. of the main Law as formulated in Amendment No.8 to the Companies Law as aforesaid, and in accordance with the guidelines of the Securities Authority entitled "Statement Regarding an Independent Director and Regarding Directors' Declarations-Guideline under Section 36A(b) of the Securities Law, 5728-1968" dated 1st March, 2009.

Date	Signature

The Director's Declaration

I, the undersigned, Mr. Yair Orgler, bearer of Identity Document No. 001210541, of 19 Yakov Zerubavel St., Tel Baruch, Tel-Aviv, serve as external director of the Board of Directors of Bank Hapoalim B.M. from 24th January 2007 and to the date of this my declaration.

In accordance with the transitional provisions of Amendment No. 8 of the Companies Law, 5759-1999 (hereinafter: "the Companies Law"), I hereby declare as follows:

1) I have the necessary qualifications and the ability to devote the proper time to the execution of my office as a director of the Bank. With a view to clarifying my qualifications, I hereby declare as follows:
   a. I hold a B.Sc. in Industrial Engineering and Management, Technion, Haifa; M.Sc. in Industrial Engineering, University of Southern California; M.Sc. in Industrial Administration, Carnegie-Mellon University, Pittsburgh, Pennsylvania; and a Ph.D. in Finance, Carnegie-Mellon University, Pittsburgh, Pennsylvania.
   b. I serve as an external director of Bank Hapoalim under Proper Conduct of Banking Business Directive No. 301 of the Bank of Israel, as of January 24, 2007. I also serve as Chairman of the Transactions with Interested and Related Parties Committee of the Board of Directors and as a member of the following Board Committees: the Credit Committee, the Audit Committee, the Risk Management and Control and Basel II Implementation Committee, the Overseas Banking and Global International Activity Committee, and the New Products Committee.
   c. I serve as member of the board of directors of the following companies: Israel Chemicals Ltd., Atidim – Knowledge-Intensive Industries Company Ltd., Dead Sea Bromine Company Ltd., Bromine Compounds Ltd., Ceragon Networks Ltd., Itamar Medical Ltd., and Gazit Globe Ltd.
   d. I serve as Chairman of the Finance Committee and the Audit Committee at the Israel Cancer Association. I serve as Member of the governing board of: the Academic College of Tel-Aviv-Jaffa; Civil Leadership – the umbrella organization of the non-profit organization and volunteer sector; Atid Batuach; and SHVIL (Transparency International) Israel.
   e. I served as Chairman of the Tel Aviv Stock Exchange from 1996 to June 2006.
   f. Until October 2003, I served as a full professor at Tel Aviv University and was responsible for the International Banking Chair. Fields of research and teaching: finance and banking.
   g. In 1991, I founded Maalot – the Israel Securities Rating Company Ltd. and served as chairman of the company's board of directors in 1991-1996.
   h. I served as Member of the board of directors at Israel Discount Bank in 1986-1991..
   i. The Board of Directors of the Bank has assessed my qualifications as a director "with accounting and financial expertise" and "with professional qualification".

2) Furthermore, I declare that the restrictions prescribed in Sections 226 and 227 of the Companies Law do not apply to me.

This my declaration is given in accordance with the transitional provisions set forth in Section 11(b) of the Companies Law (Amendment No. 8), 5768-2008 and with Section 224 B. of the main Law as formulated in Amendment No.8 to the Companies Law as aforesaid, and in accordance with the guidelines of the Securities Authority entitled "Statement Regarding an Independent Director and Regarding Directors' Declarations-Guideline under Section 36A(b) of the Securities Law, 5728-1968" dated 1st March, 2009.

_____________________ _____________________

Date Signature

The Director's Declaration

I, the undersigned, Ms. Irit Izakson, bearer of Identity Document No. 050709286, of 15 Matityahu Cohen St., Tel-Aviv, serve as director of the Board of Directors of Bank Hapoalim B.M. from 27th December 1999 and to the date of this my declaration.

In accordance with the transitional provisions of Amendment No. 8 of the Companies Law, 5759-1999 (hereinafter: "the Companies Law"), I hereby declare as follows:

1) I have the necessary qualifications and the ability to devote the proper time to the execution of my office as a director of the Bank. With a view to clarifying my qualifications, I hereby declare as follows:
   a. I hold a B.A. in Economics, Tel Aviv University; and a MSc. in Operational Research, School of Business Administration, Tel Aviv University.
   b. I serve as Member of the Board of Directors of Bank Hapoalim as of December 27, 1999. I also serve as Chairperson of the following Board Committees: the Balance Sheet Committee, and the Risk Management and Control and Basel II Implementation Committee and as Member of the following Board Committees: the Credit Committee, the Expense Control and Streamlining Committee, and the New Products Committee.
   c. I serve as Chairperson of the board of directors of the following companies: Isracard Ltd., Europay (Eurocard) Israel Ltd., Aminit Ltd., and Poalim Express Ltd.
   d. I serve as Director in the following companies: Arison Holdings (1998) Ltd., Arison Investments Ltd., Housing and Construction Holdings Ltd., Israel Corp. Ltd., Israel Chemicals Ltd., Dead Sea Bromine Company Ltd., Bromine Compounds Ltd., and I.D.B. Development Ltd. Member of the Board of Trustees of Ben-Gurion University, the Van Leer Jerusalem Institute.
   e. In the past five years, or part of them, I served as a director in the following companies: Koor Industries Ltd., Mehadrin Ltd., Meshulem Levinstein Ltd., Eurocom Communications Ltd., and Nisko Industries Ltd.; however, I no longer serve at these companies.
   f. I previously held a number of positions in the course of my 17-year employment at Bank Leumi Le-Israel Ltd. These positions included Manager of Shekel Assets and Liabilities. My last position at Bank Leumi Le-Israel Ltd. was Head of the Industrial Sector in the Corporate Area.
   g. The Board of Directors of the Bank has assessed my qualifications as a director "with accounting and financial expertise" and "with professional qualification".

2) Furthermore, I declare that the restrictions prescribed in Sections 226 and 227 of the Companies Law do not apply to me.

This my declaration is given in accordance with the transitional provisions set forth in Section 11(b) of the Companies Law (Amendment No. 8), 5768-2008 and with Section 224 B. of the main Law as formulated in Amendment No.8 to the Companies Law as aforesaid, and in accordance with the guidelines of the Securities Authority entitled "Statement Regarding an Independent Director and Regarding Directors' Declarations-Guideline under Section 36A(b) of the Securities Law, 5728-1968" dated 1st March, 2009.

________________ Date

________________ Signature

The Director's Declaration

I, the undersigned, Ms. Mali Baron, bearer of Identity Document No. 003462181, of 12/8 Beeri St., Tel-Aviv, serve as director of the Board of Directors of Bank Hapoalim B.M. from 10th September 2007 and to the date of this my declaration.
In accordance with the transitional provisions of Amendment No. 8 of the Companies Law, 5759-1999 (hereinafter: "the Companies Law"), I hereby declare as follows:

1) I have the necessary qualifications and the ability to devote the proper time to the execution of my office as a director of the Bank. With a view to clarifying my qualifications, I hereby declare as follows:
   a. I hold a B.A. in Economics and Developing Nations, Tel Aviv University; M.B.A. (Specialized in Finance), Hebrew University of Jerusalem.
   b. I Serve as an external director of Bank Hapoalim under Proper Conduct of Banking Business Directive No. 301 of the Bank of Israel as of September 10, 2007. I serve as Member of the following Board Committees: the Credit Committee, the Transactions with Interested and Related Parties Committee, the Repricing Committee, the Balance Sheet Committee, the Expense Control and Streamlining Committee, and the New Products Committee.
   c. Member of the board of directors of Maliba Ltd. and ECTel Ltd.
   d. Member (internal) of the Profit-Participatory Investment Committee at The Phoenix Investment and Finance Ltd.
   e. I served as chairperson of the board of directors of Marbit Insurance Agency, a subsidiary of Mercantile Discount Bank (a banking auxiliary corporation), until December 31, 2006.
   f. In 1975-1985, served in various positions at the Budget Division of the Ministry of Finance, of which five years as Deputy Head of Budgets.
   g. In 1986-2006, served in various positions in the banking system. Most recently served as Senior Deputy General Manager at Mercantile Discount Bank Ltd., Head of the Branches Administration, and Head of Mortgages.
   h. The Board of Directors of the Bank has assessed my qualifications as a director "with accounting and financial expertise" and "with professional qualification".

2) Furthermore, I declare that the restrictions prescribed in Sections 226 and 227 of the Companies Law do not apply to me.

This my declaration is given in accordance with the transitional provisions set forth in Section 11(b) of the Companies Law (Amendment No. 8), 5768-2008 and with Section 224 B. of the main Law as formulated in Amendment No.8 to the Companies Law as aforesaid, and in accordance with the guidelines of the Securities Authority entitled "Statement Regarding an Independent Director and Regarding Directors' Declarations-Guideline under Section 36A(b) of the Securities Law, 5728-1968" dated 1st March, 2009.

____________________	____________________
Date	Signature

The Director's Declaration

I, the undersigned, Ms. Pnina Dvorin, bearer of Identity Document No. 03333093, of 15 Maskin St., Tel-Aviv serve as director of the Board of Directors of Bank Hapoalim B.M. from 8th March 2006 and to the date of this my declaration.

In accordance with the transitional provisions of Amendment No. 8 of the Companies Law, 5759-1999 (hereinafter: "the Companies Law"), I hereby declare as follows:

1) I have the necessary qualifications and the ability to devote the proper time to the execution of my office as a director of the Bank. With a view to clarifying my qualifications, I hereby declare as follows:
   a. I hold a LL.B, Tel Aviv Branch of the Hebrew University of Jerusalem; and hold a M.A. in Law, Tel Aviv University.
   b. Serve as Director of Bank Hapoalim as of March 8, 2006. Serve as Member of the following Board Committees: the Credit Committee, the Expense Control and Streamlining Committee, the Balance Sheet Committee, the Salary and Human Resources Committee, and the Investment Approval Committee.
   c. Member of the board of directors of the following companies: Reved Ltd., Cialo Technology Israel Ltd., FibroLAN Ltd., and Netvision Ltd.
   d. In the last five years, or part of them, served as a director at the following companies: Clal - Mutual Fund Management Ltd., Wiscom Technologies Ltd., Bank Massad Ltd., Edmond de Rothschild - Mutual Funds Management Ltd., Ytong Industries Ltd. (external director), and Israel Electric Company Ltd.; however, I no longer serve at these companies.
   e. In 1971-1989 served as an attorney at the District Attorney's Office of Tel Aviv.
   f. Worked as an attorney in private practice in 1989-2004.
   g. Pursuant to a resolution of the Board of Directors, the Director has "professional qualification."

2) Furthermore, I declare that the restrictions prescribed in Sections 226 and 227 of the Companies Law do not apply to me.

This my declaration is given in accordance with the transitional provisions set forth in Section 11(b) of the Companies Law (Amendment No. 8), 5768-2008 and with Section 224 B. of the main Law as formulated in Amendment No.8 to the Companies Law as aforesaid, and in accordance with the guidelines of the Securities Authority entitled "Statement Regarding an Independent Director and Regarding Directors' Declarations-Guideline under Section 36A(b) of the Securities Law, 5728-1968" dated 1st March, 2009.

__________________ Date

__________________ Signature

The Director's Declaration

I, the undersigned, Ms. Iris Dror, bearer of Identity Document No. 058741414, of 23 Shaul Hamelech St., Tel-Aviv serve as director of the Board of Directors of Bank Hapoalim B.M. from 16th November 2008 and to the date of this my declaration.

In accordance with the transitional provisions of Amendment No. 8 of the Companies Law, 5759-1999 (hereinafter: "the Companies Law"), I hereby declare as follows:

1) I have the necessary qualifications and the ability to devote the proper time to the execution of my office as a director of the Bank. With a view to clarifying my qualifications, I hereby declare as follows:
   a. I serve as the Owner's Representative and Chief Language and Communication Officer of the companies of the Controlling Parties of the Bank.
   b. I serve as Director of Bank Hapoalim as of 16th November 2008.
   c. I studied for B.A. at the Tel-Aviv University – not all obligations have been met; Diploma Studies in Communications and Radio at Hed College of Communications; Diploma Studies in Journalism at the School of Journalism; Director's Course at the Israel Management Center.
   d. I am the Owner's Representative and Chief Language and Communication Officer of the Arison Group, the Controlling Party of the Bank.
   e. Member of the board of directors of the following companies: Housing and Construction Holdings Ltd. and Israel Salt Industries Ltd.
   f. In 2000-2001 served as Head of Communications and Public Relations for the Maccabiah Games.
   g. In 2001-2005 served as Head of Let's Join Together, the Children and Youth Division of Essence of Life.
   h. In 2005-2006 served as chairperson of Communications, Spokeswoman and Public Relations for the Maccabiah Games
   i. In 2005-2006 served as Manager of Special Projects for the Ted Arison Family Foundation.

2) Furthermore, I declare that the restrictions prescribed in Sections 226 and 227 of the Companies Law do not apply to me.

This my declaration is given in accordance with the transitional provisions set forth in Section 11(b) of the Companies Law (Amendment No. 8), 5768-2008 and with Section 224 B. of the main Law as formulated in Amendment No.8 to the Companies Law as aforesaid, and in accordance with the guidelines of the Securities Authority entitled "Statement Regarding an Independent Director and Regarding Directors' Declarations-Guideline under Section 36A(b) of the Securities Law, 5728-1968" dated 1st March, 2009.

____________________ Date

____________________ Signature

The Director's Declaration

I, the undersigned, Mr. Nir Zichlinskey, bearer of Identity Document No. 022085468, of P.O.B. 2303, Savion, serve as director of the Board of Directors of Bank Hapoalim B.M. from 10th September 2007 and to the date of this my declaration.

In accordance with the transitional provisions of Amendment No. 8 of the Companies Law, 5759-1999 (hereinafter: "the Companies Law"), I hereby declare as follows:

1) I have the necessary qualifications and the ability to devote the proper time to the execution of my office as a director of the Bank. With a view to clarifying my qualifications, I hereby declare as follows:
   a. I hold a B.A. in Business Administration (Specialized in Accounting and Finance), Management College, Rishon Lezion; a M.B.A. (Specialized in Finance), Ben Gurion University; Accountant.
   b. I serve as a director of Bank Hapoalim as of September 10, 2007. I also serve as Member of the Balance Sheet Committee of the Board of Directors.
   c. I serve as President and CEO of the SRI Global Group, a business group in Israel, leading the area of investments based on the SRI (Socially Responsible Investment) model. The group operates through four main sectors: SRI Investment, SRI Funds, SRI Consulting, and SRI Training.
   d. Member of the board of directors at the following companies: Housing and Construction Holdings Ltd., Housing and Construction Solel Boneh International Ltd., Housing and Construction Real Estate Ventures Ltd., Housing and Construction Environment Ltd., Housing and Construction Solel Boneh Construction and Infrastructure Ltd., and Solel Boneh Ltd.
   e. Professor at Business Administration and Accounting Departments for undergraduate and graduate studies at Tel Aviv, Hebrew, and Bar Ilan Universities, the College of Management, the Academic College, Ruppin Academic Center, and the Lander Institute, for fifteen years.
   f. Served for ten years as Senior Partner and Head of the Professional Department, Head of Business Development and the Social Reporting Department, and Head of Training at BDO Ziv Haft Certified Public Accountants.
   g. Served as Deputy General Manager, Finance Manager and Head of Business Development at Arison Investments Ltd., Arison Holdings (1998) Ltd., Arison Sustainability Ltd., Arzaf Ltd., Arzaf B (97) Ltd., Arzaf C Ltd., Arzaf D Ltd., and Arshav Holdings Ltd.
   h. In the last five years, or part of them, served as a director at the following companies: Stone and Limestone Industries Ltd., Israel Salt Industries Ltd., and Gaon Holdings Ltd.; however, I no longer serve at these companies.
   i. I have comprehensive financial understanding both in practice and in methodologies passed on to the general public, as evidenced by authorship and editing of dozens of books (including two encyclopedias), articles, and studies in the areas of economics, business, accounting, control, auditing, law, and corporate social responsibility.
   j. The Board of Directors of the Bank has assessed my qualifications as a director "with accounting and financial expertise" and "with professional qualification".

2) Furthermore, I declare that the restrictions prescribed in Sections 226 and 227 of the Companies Law do not apply to me.

This my declaration is given in accordance with the transitional provisions set forth in Section 11(b) of the Companies Law (Amendment No. 8), 5768-2008 and with Section 224 B. of the main Law as formulated in Amendment No.8 to the Companies Law as aforesaid, and in accordance with the guidelines of the Securities Authority entitled "Statement Regarding an Independent Director and Regarding Directors' Declarations-Guideline under Section 36A(b) of the Securities Law, 5728-1968" dated 1st March, 2009.

______________	______________
Date	Signature

The Director's Declaration

I, the undersigned, Mr. Imri Tov, bearer of Identity Document No. 005018155, of 3 Adam Hacohen St., Tel-Aviv, serve as external director of the Board of Directors of Bank Hapoalim B.M. from 5th February 2009 and to the date of this my declaration.

In accordance with the transitional provisions of Amendment No. 8 of the Companies Law, 5759-1999 (hereinafter: "the Companies Law"), I hereby declare as follows:

1) I have the necessary qualifications and the ability to devote the proper time to the execution of my office as a director of the Bank. With a view to clarifying my qualifications, I hereby declare as follows:
   a. I hold a B.A. in Economics and Political Science, Hebrew University of Jerusalem; a M.A. in Economics and Business Administration, Hebrew University of Jerusalem.
   b. Serve as an external director of Bank Hapoalim as of February 5, 2009. Member of the following Board Committees: the Credit Committee, the Transactions with Interested and Related Parties Committee, the Audit Committee, the Salaries and Human Resources Committee, the Repricing Committee, the Balance Sheet Committee, the Expense Control and Streamlining Committee, the Prospectus Committee, the Investment Approval Committee, the Senior Executives Remuneration Committee, the Risk Management and Control and Basel II Implementation Committee, and the Overseas Banking and Global International Activity Committee.
   c. Director of companies; business consultant; consultant and researcher in defense economics (INSS fellow).
   d. Member of the board of directors of the following companies: MTA Holdings Ltd., Shufersal Ltd. (external director), IC Green Energy (ICG) Ltd., Amanet Management and Systems Ltd. (external director), Plasan Sasa Ltd., Granit Hacarmel Investments Ltd. (external director).
   e. In 2000-2006 served as an external director on the Board of Directors of Bank Hapoalim B.M., Chairman of the Audit Committee, and member of the following Board Committees: the Credit Committee, the Transactions with Interested and Related Parties Committee, the Business and Budget Committee, the Salaries and Human Resources Committee, the Prospectus Committee, the Balance Sheet Committee, the Expense Control and Streamlining Committee, the Investment Approval Committee, and the Repricing Committee.
   f. Served in the past as a researcher at the Research Department of the Bank of Israel, as a manager at the Credit and Foreign Currency Supervision Department, and as a consultant to the Governor of the Bank of Israel. Also served as Chief Economist of the Defense System until June 2000.
   g. In the last five years, or part of them, served as a director at the following companies: Golden Wings Ltd., Elisra Electronic Systems Ltd., and Opterisity Ltd.; as an external director of the Provident Fund of State Employee Physicians (Aram), and as a member of the provident fund's investment committee; and as a research fellow at the Center for Strategic Studies at Tel Aviv University and at the Institute for National Security Studies (INSS); however, I no longer serve in these positions.
   h. The Board of Directors of the Bank has assessed my qualifications as a director "with accounting and financial expertise" and "with professional qualification".

2) Furthermore, I declare that the restrictions prescribed in Sections 226 and 227 of the Companies Law do not apply to me.

This my declaration is given in accordance with the transitional provisions set forth in Section 11(b) of the Companies Law (Amendment No. 8), 5768-2008 and with Section 224 B. of the main Law as formulated in Amendment No.8 to the Companies Law as aforesaid, and in accordance with the guidelines of the Securities Authority entitled "Statement Regarding an Independent Director and Regarding Directors' Declarations-Guideline under Section 36A(b) of the Securities Law, 5728-1968" dated 1st March, 2009.

____________________ Date

____________________ Signature

The Director's Declaration

I, the undersigned, Mr. Ronen Israel, bearer of Identity Document No. 055692578, of 20C/3 Dovnov St., Tel-Aviv, serve as external director of the Board of Directors of Bank Hapoalim B.M. from 29th October 2007 and to the date of this my declaration.

In accordance with the transitional provisions of Amendment No. 8 of the Companies Law, 5759-1999 (hereinafter: "the Companies Law"), I hereby declare as follows:

1) I have the necessary qualifications and the ability to devote the proper time to the execution of my office as a director of the Bank. With a view to clarifying my qualifications, I hereby declare as follows:
   a. I hold a Ph.D. in Finance, Northwestern University, Evanston, U.S.
   b. Serve as an external director of Bank Hapoalim under Proper Conduct of Banking Business Directive No. 301 of the Bank of Israel as of October 29, 2007. Serve as chairman of the Senior Executives Remuneration Committee, and member of the Overseas Banking and Global International Activity Committee of the Board of Directors.
   c. Professor of finance, Head of the Entrepreneurship Center at the Interdisciplinary Center Herzliya, and a director of companies.
   d. Member of the board of directors of the following companies: Elco Holdings Ltd. (external director), and Mivtach Shamir Holdings Ltd. (external director).
   e. In 2003-2006, served as member of the board of directors and chairman of the audit committee at Bank Mizrahi.
   f. In 2002-2008, served as an external director on the board of directors of Elran (D.D.) Investments Ltd.
   g. The Board of Directors of the Bank has assessed my qualifications as a director "with accounting and financial expertise" and "with professional qualification".

2) Furthermore, I declare that the restrictions prescribed in Sections 226 and 227 of the Companies Law do not apply to me.

This my declaration is given in accordance with the transitional provisions set forth in Section 11(b) of the Companies Law (Amendment No. 8), 5768-2008 and with Section 224 B. of the main Law as formulated in Amendment No.8 to the Companies Law as aforesaid, and in accordance with the guidelines of the Securities Authority entitled "Statement Regarding an Independent Director and Regarding Directors' Declarations-Guideline under Section 36A(b) of the Securities Law, 5728-1968" dated 1st March, 2009.

____________________ Date

____________________ Signature

The Director's Declaration

I, the undersigned, Mr. Leslie Littner, bearer of Identity Document No. 327092722, of 8 Herzog St., Tel-Aviv, serve as external director of the Board of Directors of Bank Hapoalim B.M. from 10th September 2009 and to the date of this my declaration.

In accordance with the transitional provisions of Amendment No. 8 of the Companies Law, 5759-1999 (hereinafter: "the Companies Law"), I hereby declare as follows:

1) I have the necessary qualifications and the ability to devote the proper time to the execution of my office as a director of the Bank. With a view to clarifying my qualifications, I hereby declare as follows:
   a. I hold a B.A. in Economics and Business, C. London College, London.
   b. Serve as an external director of Bank Hapoalim under Proper Conduct of Banking Business Directive No. 301 of the Bank of Israel as of September 10, 2007. Member of the following Board Committees: the Audit Committee, the Salaries and Human Resources Committee, the Repricing Committee, the Balance Sheet Committee, the Investment Approval Committee, the Risk Management and Control and Basel II Implementation Committee, the Overseas Banking and Global International Activity Committee, and the New Products Committee.
   c. CEO of a risk-management consulting company.
   d. Served as risk-management advisor to the CEO at Bank Leumi for seven years.
   e. Also served for 21 years in various positions at Citibank, including as General Manager of the global dealing room in financial derivatives.
   f. The Board of Directors of the Bank has assessed my qualifications as a director "with accounting and financial expertise" and "with professional qualification".

2) Furthermore, I declare that the restrictions prescribed in Sections 226 and 227 of the Companies Law do not apply to me.

This my declaration is given in accordance with the transitional provisions set forth in Section 11(b) of the Companies Law (Amendment No. 8), 5768-2008 and with Section 224 B. of the main Law as formulated in Amendment No.8 to the Companies Law as aforesaid, and in accordance with the guidelines of the Securities Authority entitled "Statement Regarding an Independent Director and Regarding Directors' Declarations-Guideline under Section 36A(b) of the Securities Law, 5728-1968" dated 1st March, 2009.

____________________ Date

____________________ Signature

The Director's Declaration

I, the undersigned, Ms. Efrat Peled, bearer of Identity Document No. 027224773, of 1 Moses St., Ramat-Gan, serve as director of the Board of Directors of Bank Hapoalim B.M. from 24th January 2007 and to the date of this my declaration.
In accordance with the transitional provisions of Amendment No. 8 of the Companies Law, 5759-1999 (hereinafter: "the Companies Law"), I hereby declare as follows:

1) I have the necessary qualifications and the ability to devote the proper time to the execution of my office as a director of the Bank. With a view to clarifying my qualifications, I hereby declare as follows:
    a. I hold a B.A. in Economics and Accounting, Tel Aviv University; a M.B.A., EMBA Kellogg Recanati International Program, Tel Aviv University; a Certificate in Land Assessment, Tel Aviv University.
    b. Serve as a director at Bank Hapoalim as of January 24, 2007. Member of the following Board Committees: the Senior Executives Remuneration Committee, the Overseas Banking and Global International Activity Committee, and the Balance Sheet Committee.
    c. Serve as CEO of Arison Holdings (1998) Ltd. and Arison Investments Ltd. as of March 2006, and as CEO of SAFO LLC as of September 2004.
    d. Serve as a director at the following companies: Housing and Construction Holdings Ltd., Israel Salt Industries Ltd., Av-Ar Capital Investments 1997 Ltd., Biomedical Investments (1997) Ltd., Arzaf C Ltd., and Miya S.a.r.l.
    e. Extensive managerial experience accumulated in recent years at the Arison Group, in the areas of business in philanthropy in the Israeli and international markets, including management in various financial and operational sectors and specialization in the management of global financial fund systems, investment portfolios, financial and operational holdings, Israeli and international taxation, real estate, and extensive work with top-tier international investment banks and financial institutions.
    f. The Board of Directors of the Bank has assessed my qualifications as a director "with accounting and financial expertise" and "with professional qualification".

2) Furthermore, I declare that the restrictions prescribed in Sections 226 and 227 of the Companies Law do not apply to me.

This my declaration is given in accordance with the transitional provisions set forth in Section 11(b) of the Companies Law (Amendment No. 8), 5768-2008 and with Section 224 B. of the main Law as formulated in Amendment No.8 to the Companies Law as aforesaid, and in accordance with the guidelines of the Securities Authority entitled "Statement Regarding an Independent Director and Regarding Directors' Declarations-Guideline under Section 36A(b) of the Securities Law, 5728-1968" dated 1st March, 2009.

__________________ Date

__________________ Signature

The Director's Declaration

I, the undersigned, Mr. Moshe Koren, bearer of Identity Document No. 1228998, of 5 Ben-Yehuda St., Kiriat Ono, serve as director of the Board of Directors of Bank Hapoalim B.M. from 3rd August 1992 and to the date of this my declaration.
In accordance with the transitional provisions of Amendment No. 8 of the Companies Law, 5759-1999 (hereinafter: "the Companies Law"), I hereby declare as follows:

1) I have the necessary qualifications and the ability to devote the proper time to the execution of my office as a director of the Bank. With a view to clarifying my qualifications, I hereby declare as follows:
    a. I hold a B.A. in Economics and Statistics, Hebrew University; a graduate of Financial Statement Analysis courses.
    b. Serve as a director at Bank Hapoalim as of August 3, 1992. Member of the following Board Committees: the Credit Committee, the Transactions with Interested and Related Parties Committee, the Balance Sheet Committee, the Prospectus Committee, the Risk Management and Control and Basel II Implementation Committee, the New Products Committee, and the Senior Executives Remuneration Committee.
    c. From 1959 served in a number of capacities at Israel Mortgage and Development Bank Ltd.
    d. From 1961 served in a number of capacities at Foreign Trade Bank Ltd., which merged into the First International Bank of Israel Ltd.
    e. At the First International Bank of Israel served in a number of senior management positions, including management of the Credit Division, the last of which was Acting Managing Director of the bank and Head of the Credit Division and the Foreign Currency Division.
    f. Serve as a director at the following companies: Psagot Investment House Ltd., and Psagot Securities Ltd.
    g. In the past five years, or part of them, also served as a director and as a member of the audit committee of Ilanot Batucha Investment House Ltd. and Ilanot Batucha Asset Management Ltd.
    h. The Board of Directors of the Bank has assessed my qualifications as a director "with accounting and financial expertise" and "with professional qualification".

2) Furthermore, I declare that the restrictions prescribed in Sections 226 and 227 of the Companies Law do not apply to me.

This my declaration is given in accordance with the transitional provisions set forth in Section 11(b) of the Companies Law (Amendment No. 8), 5768-2008 and with Section 224 B. of the main Law as formulated in Amendment No.8 to the Companies Law as aforesaid, and in accordance with the guidelines of the Securities Authority entitled "Statement Regarding an Independent Director and Regarding Directors' Declarations-Guideline under Section 36A(b) of the Securities Law, 5728-1968" dated 1st March, 2009.

________________ Date

________________ Signature

The Director's Declaration

I, the undersigned, Mr. Oded Sarig, bearer of Identity Document No. 53547451, of 2 Gutman St., Tel-Aviv, serve as external director of the Board of Directors of Bank Hapoalim B.M. from 10th September 2007 and to the date of this my declaration.

In accordance with the transitional provisions of Amendment No. 8 of the Companies Law, 5759-1999 (hereinafter: "the Companies Law"), I hereby declare as follows:

1) I have the necessary qualifications and the ability to devote the proper time to the execution of my office as a director of the Bank. With a view to clarifying my qualifications, I hereby declare as follows:
   a. I hold a B.A. in Economics and Accounting, Tel Aviv University; a M.A. in Finance, University of California, Berkeley; a Ph.D. in Finance, University of California, Berkeley.
   b. Serve as an external director of Bank Hapoalim under Proper Conduct of Banking Business Directive No. 301 of the Bank of Israel as of September 10, 2007. Member of the following Board Committees: the Risk Management and Control and Basel II Implementation Committee, the Overseas Banking and Global International Activity Committee, the New Products Committee, and the Balance Sheet Committee.
   c. Member of the board of directors of the following companies: Provisio Capital, Poriah Systems (1989) Ltd., and Pisot Mehateva Food Design Ltd.
   d. In 1987-2000, served as a lecturer, senior lecturer, and professor at Tel Aviv University. In 2002-2006, served as Dean of the Business Administration School at the Interdisciplinary Center Herzliya.
   e. Served as a director in the following companies: the Tel Aviv Stock Exchange, DCL, and Seculife International. Served as Head of the Finance and Accounting Department at Tel Aviv University and as Dean and Head of the Finance Department at the Interdisciplinary Center.
   f. The Board of Directors of the Bank has assessed my qualifications as a director "with accounting and financial expertise" and "with professional qualification".

2) Furthermore, I declare that the restrictions prescribed in Sections 226 and 227 of the Companies Law do not apply to me.

This my declaration is given in accordance with the transitional provisions set forth in Section 11(b) of the Companies Law (Amendment No. 8), 5768-2008 and with Section 224 B. of the main Law as formulated in Amendment No.8 to the Companies Law as aforesaid, and in accordance with the guidelines of the Securities Authority entitled "Statement Regarding an Independent Director and Regarding Directors' Declarations-Guideline under Section 36A(b) of the Securities Law, 5728-1968" dated 1st March, 2009.

____________________ Date

____________________ Signature

BANK HAPOALIM B.M. ("THE COMPANY" OR "THE BANK")

In accordance with the Companies (Notice of a General Meeting and Class Meeting of a Public Company) Regulations, 5760-2000, and the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 notice is hereby given of the convening of an Annual General Meeting of the shareholders of the Company ("the Meeting") to be held on Monday, 6th April, 2009, at 11:30 a.m., at the Levinstein Tower, 23 Menahem Begin Road, 3rd Floor, Room 313, in Tel-Aviv, for the purpose of adopting the resolutions on the agenda, as set forth below:

A. **On the Agenda of the Annual General Meeting**

1. Discussion of the financial statements and the Board of Directors Report of the Bank for the year 2007.

2. Re-election of the external director (Ms. Nira Dror), for an additional period of three years, in accordance with the provisions of the Companies Law (5759-1999) ("the Companies Law").

   The re-election of Ms. Nina Dror to the office of external director under the Companies Law, is subject to the approval of the Bank of Israel.

3. Reappointment of the auditors Ziv Haft, Certified Public Accountants and Somekh Chaikin, Certified Public Accountants as auditors of the Bank and the authorization of the Board of Directors to determine their remuneration. Furthermore, the remuneration of the aforesaid auditors for carrying out the functions of auditing and for additional services to the Bank for the year 2007 will be reported.

B. **The Required Majority:**

The required majority for approving the resolution set forth under **Item 2** of the agenda of the Meeting concerning the re-election of the external director, Ms. Nira Dror, is a simple majority of the votes of the shareholders participating in the poll (not including those abstaining), on condition that one of the following is met: (1) The count of the votes of the majority includes at least one third of the votes of the shareholders who are not the controlling parties of the Company or whoever on their behalf, who participate in the poll; when counting all of the votes of the aforesaid shareholders, the votes of those abstaining shall not be taken into account; or – (2) The total number of the votes of those voting against among the shareholders mentioned in sub-clause (1) above does not exceed one per cent. of all the voting rights in the Company

The required majority for approving the resolution set forth under **Item 3** of the agenda of the Meeting concerning the reappointment of the auditors Ziv Haft, Certified Public Accountants and Somekh Chaikin, Certified Public Accountants as auditors of the Bank and the authorization of the Board of Directors to determine their

remuneration, is a simple majority of the votes of the shareholders participating in the poll (not including those abstaining).

C. **Further Particulars**

The determination date for being entitled to attend and vote at the Meeting under Section 182(b) of the Companies Law, is Sunday, 8th March, 2009 (**"the Determination Date"**). Any shareholder of the Company, entitled to attend and vote at the Meeting, may appoint a proxy to vote on his behalf. The proxy and power of attorney (if any) under which the proxy is signed, should be deposited at the offices of the Company not less than forty-eight (48) hours prior to the appointed time for the Meeting to begin. Furthermore, a shareholder is entitled to vote at the Meeting (on matters permitted by law) by means of a poll card. Voting in writing should be done by means of Part Two of the poll card, which is attached to the immediate report.

Please note that Section 34 (a1) of the Banking (Licensing) Law, 5741-1981, provides as follows: "No person shall agree with another concerning their voting for the appointment of a director of a banking corporation or a bank holding corporation, unless in accordance with a permit given by the Governor after consulting with the Licences Committee; this provision shall not apply to a holder of means of control who has agreed with another, that the other shall vote in his name and on his behalf for the person whom the holder of the means of control has instructed him to, and on condition that the other shall not vote in the name of and on behalf of more than one other holder". Accordingly, with respect to the re-election of the external director (a matter set forth in Item 2 on the agenda of the Meeting), a proxy who is also a shareholder of the Bank may vote in the name and on behalf of only one more shareholder. With respect to the other items on the agenda, there is nothing to prevent the proxy from representing more than one shareholder.

If within half an hour of the appointed time for the Meeting there are not present, in person or by proxy, at least two (2) shareholders who hold or who represent at least 25% of all the votes in the Company (**"a Quorum"**), then the Meeting shall be adjourned for one week and shall be held on Monday, 13th April, 2009, at 11:30 a.m. at the same place. If at the adjourned Meeting a Quorum is not present within half an hour from the appointed time for the Meeting, then the Meeting will take place with any number of persons attending.

The poll card which can be used for voting (**"the Poll Card"**) and the position statements within their meaning as provided in Section 88 of the Companies Law, if there are any, can be reviewed on the Securities Authority's distribution site at http://www.magna.isa.gov.il (**"the Distribution Site"**) and on the website of the Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il . Voting in writing shall be done by means of Part Two of the Poll Card, as displayed on the Distribution Site. Any shareholder may approach the Company directly and receive from it the text of the Poll Card and the position statements. A member of the Stock Exchange shall send, free of charge, by electronic mail, a link to the text of the Poll Card and the position

statements on the Distribution Site to each shareholder who is not registered in the Register of Shareholders and whose shares are registered with this member of the Stock Exchange, if the shareholder has notified that he so wishes, provided that the notice was given with respect to a particular securities account and in good time prior to the Determination Date.

In accordance with the Companies (Proof of Ownership of a Share for the Purpose of Voting at a General Meeting) Regulations, 5760-2000, a shareholder, in whose favour shares are registered with a member of the Stock Exchange, who wishes to vote at the Meeting, shall submit to the Company confirmation by that member of the Stock Exchange concerning his ownership of the shares on the Determination Date, as required under those Regulations. A shareholder, whose shares are registered with a member of Stock Exchange, is entitled to receive the confirmation of ownership from the member of the Stock Exchange through whom he holds his shares, at the branch of the member of the Stock Exchange or by mail to his address in return for payment of postage only, if he is so requests. Such a request shall be made in advance with reference to a particular securities account.

The Poll Card and the documents that are required to be attached thereto as specified therein, shall be delivered to the Company's offices (including by registered mail), together with a confirmation of ownership (and with respect to a registered shareholder – together with a photocopy of the identity card, passport or certificate of incorporation, as the case may be), within seventy-two (72) hours prior to the time scheduled for convening the Meeting, namely by Friday, 3rd April, 2009, at 11:30 a.m. For this purpose, the "Time of Delivery" is when the Poll Card and the attached documents reached the Company's offices.

The last time for delivering position statements to the Company is no more than ten (10) days after the Determination Date, namely no later than Wednesday, 18th March, 2009, at 11:30 a.m.

The full text of the resolutions being presented for the approval of the General Meeting, the Bank's Memorandum and Articles of Association, the full text of the financial statements and the Board of Directors' Report of the Bank for the year 2007 with their attachments, as well as additional background material, are open for inspection at the office of the Secretary of the Bank, at 63-65Yehuda Halevy Street in Tel-Aviv, during regular working hours, by prior arrangement.

Bank Hapoalim B.M.

BANK HAPOALIM B.M.

Poll Card According to the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005

Part One

Company Name
Bank Hapoalim B.M. (**"the Company"** or **"the Bank"**).

Class of General Meeting, the Time and the Place for the Convening Thereof
An Annual General Meeting. The Annual General Meeting will take place on **Monday, 6th April, 2009,** at 11:30 a.m. at the offices of Company at the Levinstein Tower, 23 Menahem Begin Road in Tel-Aviv (3rd Floor, Room 313). If the Meeting is adjourned, it will take place on Monday, 13th April, 2009, at the same place and at the same time.

Details of the Subjects on the Agenda Which Can Be Voted On By Means of This Poll Card

1. **Re-election of an external director**

Re-election of an external director (Ms. Nira Dror) for an additional period of three years, in accordance with the provisions of the Companies Law, 5759-1999 (hereinafter – "**the Companies Law**").

Particulars according to Regulation 26 of the Securities (Periodic and Immediate Reports) Regulations in relation to a director whose appointment is brought for approval:

a) Name: Nira Dror;
b) Identity Document Number: 52726551;
c) Date of Birth: 25th September 1954;
d) Address for service of process: Dvorah Haneviah 7, Ramat Hasharon;
e) Nationality: Israeli;
f) Member of the Committees Listed Below of the Board of Directors: **Subject to the approval of the appointment by the General Meeting, her membership of the following committees of the Board of Directors will be renewed: Audit Committee, Credit Committee, Transactions With Interested and Related Parties Committee, Salaries and Human Resources Committee, Repricing Committee, Balance Sheet Committee, Expense Control and Streamlining Committee, Prospectus Committee, Risk Management and Control and Basel II Implementation Committee and New Products Committee**;
g) Has accounting and financial expertise having regard to her education and pursuits, as set forth below;

h) Is not an employee of the Bank, of a subsidiary or of a related company of the Bank or of an interested party in the Bank;
i) Will act as a director of the Bank from the date of her appointment by the Meeting;
j) (1) Her education: Has a bachelor's degree (B.A.) in Economics and Business Administration - Tel-Aviv University. Has a master's degree (M.B.A.) in Business Administration – Tel-Aviv University;
   (2) Her pursuits during the last five years and a list of the corporations in which she served or serves as a director:
   - Is a member of the boards of directors of the companies: Dikla Insurance company Ltd. and Zur Shamir Holdings Ltd.;
   - From June 2003 to August 2005 Deputy General Manager and Head of North America of El Al;
   - 2005 – 2008 member of the Board of Directors of H&O Ltd.;
   - 2006 – 2008 member of the Board of Directors of Hamey Yoav Tourism Ltd.
k) Is not a member of the family of any other interested party in the Bank;
l) The Bank views the director as having accounting and financial expertise for the purpose of meeting the minimum number set by the Board of Directors under Section 92(a)(12) of the Companies Law.

The re-election of Ms. Nira Dror to the office of external director under the Companies Law is subject to the approval of the Bank of Israel.

The Required Majority: A simple majority of the votes of the shareholders participating in the poll (not including those abstaining), on condition that one of the following is met: (1) The count of the votes of the majority includes at least one third of the votes of the shareholders who are not the controlling parties of the Company or whoever on their behalf, who participate in the poll; when counting all of the votes of the aforesaid shareholders, the votes of those abstaining shall not be taken into account; or – (2) The total number of the votes of those voting against among the shareholders mentioned in sub-clause (1) above does not exceed one per cent.of all the voting rights in the Bank.

The Place and Times Where and When the Full Text of the Resolutions Can Be Reviewed

The text of the of the proposed resolutions can be reviewed at the office of the Secretary of the Bank, at 63-65 Yehuda Halevy Street, in Tel-Aviv, during normal working hours, by prior arrangement by phoning 03-567 3800, commencing from the date of publication of the notice for convening the Annual Meeting in the daily newspapers, as required by law.

Validity of the Poll Card

The poll card will be valid only if there are attached thereto the following documents and provided that it is delivered to the Company (including by registered mail) up to seventy-two (72) hours prior to the time of voting:

An Unregistered Shareholder[1] - A confirmation of ownership (see details below regarding the entitlement of an unregistered shareholder to receive a confirmation of ownership, a poll card and a position notice).

A Registered Shareholder[2] - A photocopy of the identity card, passport or certificate of incorporation.

A poll card which is has not been delivered in accordance with the provisions of this clause will be invalid.

For the purpose hereof "time of delivery" is the time when the poll card and the documents attached thereto reach the offices of the Company.

The Company Does Not Allow Voting Through the Internet

The Address of the Company for Delivering Poll Cards and Position Notices

At the offices of the Secretary of the Bank, at 63-65 Yehuda Halevy Street, Tel-Aviv 65781 (7th Floor).

The Last Day for Delivering Position Notices to the Company by the Shareholders

Up to ten (10) days after the Determination Date (**"the Last Day for Sending Position Notices by the Shareholders"**), namely, up to 18th March, 2009.

The Last Day for Delivering the Response of the Board of Directors to the Position Notices

Up to 12 days prior to the date for convening the General Meeting, namely up to 26th March, 2009.

Website Addresses Where the Poll Cards and the Position Notices Can Be Found

The distribution site of the Securities Authority (**"the Distribution Site"**): http://www.magna.isa.gov.il.

The website of the Tel-Aviv Stock Exchange Ltd.: www.maya.tase.co.il.

An unregistered shareholder is entitled to receive the confirmation of ownership at a branch of the member of the Stock Exchange through whom he holds his shares in the Bank, or by dispatch by mail from such member of the Stock Exchange, if he requests the latter to do so. Such a request shall be made in advance with reference to a particular securities account.

---

[1] Some one in whose favour shares are registered with a member of the Stock Exchange and such shares are included among the shares registered in the register of shareholders in the name of a registration company.

[2] A shareholder who is registered in the register of shareholders of the Company.

An unregistered shareholder is entitled to receive by electronic mail free of charge a link to the form of the poll card and position notices on the Distribution Site, from the member of the Stock Exchange through whom he holds his shares, unless he has notified the member of the Stock Exchange that he does not wish to receive such a link or that he wishes to receive poll cards by mail against payment; his notice regarding poll cards shall also apply to receiving position notices.

One or more shareholders who, on the Determination Date, holds shares amounting to five per cent. or more of the sum total of all the voting rights in the Company, and whoever holds a percentage as aforesaid of the sum total of all the voting rights which are not held by a controlling party of the Company as defined in Section 268 of the Companies Law (**"a Controlling Party"**), is entitled in person or through a proxy on his behalf, following the convening of the General Meeting, to review at the offices of the Company the poll cards as provided in Regulation 10 of the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005, and after prior arrangement with the Company.

The quantity of shares constituting 5% of the total voting rights in the Company is: 65,897,380 ordinary shares.
The quantity of shares constituting 5% of the total voting rights in the Company that are not held by a Controlling Party is: 48,932,593 ordinary shares.

A Shareholder needs to indicate the manner in which he will vote with respect to the items on the agenda in Part Two of this poll card.

BANK HAPOALIM B.M.

Poll Card According to the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005

Part Two

Company Name: Bank Hapoalim B.M.

Address of the Company (for delivering and sending poll cards): Bank Hapoalim, 63-65 Yehuda Halevy, Tel-Aviv 65781, Attention Secretariat of the Bank (7th Floor).

Company Number: 52-000011-8.

Date of the Meeting: **Monday, 6th April, 2009.**

Type of the Meeting: Annual General Meeting.

Determination Date: **Sunday, 8th March, 2009.**

Particulars of the Shareholder

1. Shareholder's Name - ____________________________

2. Identity Number - ________________________________

3. If the shareholder has no Israeli identity card –

   Passport Number - ________________________________

   Country of Issue - ________________________________

   Valid Until - ____________________________________

4. If the shareholder is a corporation –

   Corporation Number - ____________________________

   Country of Incorporation - _________________________

Manner of Voting:

Number of Item on the Agenda	On the Agenda	Manner of Voting [3]			Regarding the re-election of an external director (Section 239 (b) of the Companies Law) – Are you a Controlling Party [4]?	
		For	Against	Abstain	Yes	No
1	Re-election of external director Ms. Nira Dror, for an additional period of 3 years, in accordance with the provisions of the Companies Law					

Date: __________ Signature: ______________

For shareholders who hold the shares through a member of the Stock Exchange (in accordance with Section 177(1) of the Companies Law) – this poll card is valid only when a confirmation of ownership is attached.

For shareholders who are registered in the register of shareholders of the company – the poll card is valid when a photocopy of the identity card / passport certificate of incorporation is attached.

Details:

The following are details in connection with my being a Controlling Party, with respect to the appointment of an external director (Section 239 (b) of the Companies Law, as set forth in Item 2 on the agenda of the Meeting, as hereinafter set forth:

[3] An unmarked box will be deemed an abstention from voting on that item.

[4] A shareholder who does not signify either "Yes" or "No" his vote shall not be counted and he shall be considered as not having participated in the voting.

082-34955

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

Schedule 2

Date: March 22, 2009
Reference: 802/09

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") is pleased to advise, further to the immediate report published on 3rd March, 2009 (Number 048738-01-2009), as follows;

On 18th March, 2009 the Bank received the approval of the Supervisor of Banks for the payment at their scheduled time of interest payments on account of Subordinated Capital Notes (Series A) which the Bank issued under a prospectus which was published in November 2001 (hereinafter: "Capital Notes") and on account of additional subordinated capital notes which were issued by way of private issues (Series B and C) in the month of February 2004 and the month of November 2007 (hereinafter: "the Tier I Capital Notes"), notwithstanding that there may occur the suspensive circumstance according to which during six consecutive quarters the Bank did not report a cumulative net profit (hereinafter: "the Suspensive Circumstance").
The Supervisor confirmed that payment of the interest on account of the Capital Notes and the Tier I Capital Notes, even if there exists the Suspensive Circumstance, would not affect their inclusion in the Tier II and Tier I capital of the Bank (as the case may be).

Further to the aforesaid confirmation of the Supervisor, the trustee gave notice on 19th March, 2009 to the holders of the Capital Notes and the Tier I Capital Notes that he gives his consent to the payment of the interest on account of the Capital Notes and the Tier I Capital Notes, even if there exists the Suspensive Circumstance.

In the light of having received the confirmation of the Supervisor of Banks and the consent of the trustee as aforesaid, the Bank will make payment in full to the holders of the Capital Notes and the Tier I Capital Notes of the interest due to them on account thereof, such payment to be made at the times fixed for effecting payment of the interest, even if there exists at such times the Suspensive Circumstance.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Yacov Haimovich Head of ALM Division	**Yoram Weissbrem** Secretary of the Bank

057004

082-34955

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

Schedule 3

Date: March 25, 2009
Reference: 802/09

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully advises as follows:

The Chief Executive Officer of the Bank, Mr. Zvi Ziv gave notice today, 25th March, 2009 in the afternoon, to the Board of Directors of the Bank, of his decision to retire from office towards the end of the year.

Mr. Ziv said in his notice of retirement:

"After 35 years with the Bank and after taking part in many of the Bank's achievements during these years, I decided it is time to seek new challenges.

My decision to shorten my period of employment is due to differences of opinions between myself and the chairman of the Board of Directors regarding the plans of the Bank for the future, as to the manner of achieving its goals for the coming years.

My retirement at this time is due to the fact, which I note with satisfaction, that we have ridden out with great success the most challenging year, which the Bank has known, in the wake of the ever-growing financial crisis, which the global economy has experienced. At the beginning of the year, we were faced with pitfalls and storms, but we contrived to act in harmony, with wisdom and determination, in order to contain the potentially harmful effects on the Bank and to prepare it, in the best possible way, for the future.

With the change-over, I will hand over to my successor a prime bank, which was able to cope with the global crisis in an impressive and skilful way and which is set to cope with the challenges of tomorrow with efficiency and outstanding ability".

The Chairman of the Board of Directors, Mr. Danny Dankner, said that the fellowship between himself and Mr. Zvi Ziv deepened in the course of the last year, in their common struggle with the implications of the global financial crisis.

Mr. Dankner added:

"The leadership and determination with which Zvi Ziv acted and the harmony prevailing between us in leading the complex measures which the Bank was forced to take over the last year, strengthened greatly the bond between us and my esteem for him.

Zvi Ziv skillfully led the Bank to the highest returns and profits, which the Bank has ever known. The last six months his determined and well-judged actions in the face of the effects of the global crisis are the signal mark of esteem of his leadership.

In the course of the coming year, I will continue to work with him closely and in a spirit of fellowship, in order to tap his professionalism and leadership and act as one in order to secure the primacy and future of Bank Hapoalim."

The Board of Directors of the Bank has resolved that Mr. Ziv's replacement in the office of Chief Executive Officer will be Mr. Zion Kenan who until now held the office of Deputy CEO and Head of Corporate Banking and who in the past held office as Head of Retail Banking and Head of Human Resources and Logistics.

Mr. Kenan's appointment is subject to the approval of the Supervisor of Banks.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ilan Mazur, Advocate	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

082-34955

Bank Hapoalim B.M.

bank hapoalim

Registration no. 520000118

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange

Code name: Poalim

Street: P.O.B. 27, Tel Aviv 61000

Tel: 03-5673800; 03-567[illegible]; Fax: 03-5674576

e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 4

Date: 25 March 2009

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report on appointment of a Senior Office Holder**

1. Last and First Name: ***Ran Oz***
   Type of identification: ***I.D. #***
   Identification number: ***022832588***
   Citizenship/Country of incorporation or registration: ***Private person with Israeli citizenship***

2. Date of birth: ***13 December 1966***

3. Address for service of process: **11 Ha'hadarim St., Mazkeret Batya**

4. Date for commencing office: ***1 April 2009***

5. The office to which appointed: ***Member of the Board of Management, Senior Deputy Managing Director, Head of Finance (CFO)***

6. Previous office held in the company prior to the appointment: ---------

7. Education:
   M.A. – Economics and Business Management – Hebrew University in Jerusalem
   B.A. – Accounting and Economics– Hebrew University in Jerusalem
   Accountant Diploma – Accounting – Hebrew University in Jerusalem

8. Main occupations during last five years:.
   CFO – Intouch Insurance BV – 2008-2009
   Deputy CEO, CFO – Bezeq the Israel Telecommunication Corp, Limited – 2007-2008
   Corporate VP, CFO – Nice Systemes Ltd. – 2004-2007
   CFO – Ceragon Networks Ltd. – 2001-2004

9. The senior office holder ***does not*** hold other positions in the corporation, in a subsidiary or a related company thereof or in an interested party therein.

10. The senior office holder ***is not*** a member of the family of another senior office holder or of an interested party in the corporation.

11. a. The senior office holder ***does not hold*** shares of the corporation.

    b. The senior office holder ***does not hold*** shares of a subsidiary or related company of the corporation.

082-34955

bank hapoalim

Schedule 5

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv
Tel: 03-5673800; Fax: 03-5674576

Date: March 26, 2009
Reference: 802/09

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report regarding the Approval of the Financial Statements as at December 31, 2008**

1. We wish to inform you that at its meeting held on March 25, 2009, in the afternoon, the Board of Directors of Bank Hapoalim resolved to approve the Financial Statements as at December 31, 2008.

2. An Immediate Report as required under the Securities (Periodical and Immediate Reports) Regulations, 5730-1970 and the Securities (Electronic Signature and Reporting) Regulations, 5763-2003, together with a copy of the financial statements has been filed with the Israel Securities Authority and the Tel Aviv Stock Exchange through the Securities Authority's computer system on March 26, 2009, and has been sent to the Bank of Israel and the Registrar of Companies in Israel.

3. Enclosed is a summary of the Financial Statements of the Bank as at December 31, 2008. The full Financial Statements are available upon request, and can be accessed on the Bank's internet site: http://www.bankhapoalim.com.

Sincerely yours,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Ofer Levy Senior Deputy Managing Director Chief Accountant	**Yoram Weissbrem** Secretary of the Bank

bank hapoalim

Press Release

March 26, 2009

Bank Hapoalim reports its 2008 Financial Results

Capital Adequacy Ratio rose to 11.15% at the end of 2008

Tel Aviv, Israel -- Bank Hapoalim (IT: POLI) (LI: BKHD) (Pink Sheets: BKHYY) today reported financial results for the fourth quarter and year ended December 31, 2008.

Mr. Dan Dankner, Chairman of the Board of Directors of the Bank said:
"I am confident that the steps we have taken in response to the global economic crisis were the right ones. As a result of these prudent measures, Bank Hapoalim is strong and its financial stability is intact. We expect to achieve positive return on equity in 2009, as well as long-term growth."

Highlights of the financial statements:

- The Bank recorded a loss of NIS 895 million (USD 235 million) for 2008, reflecting a negative net return on equity (ROE) of 4.8%, in line with the Bank's profit warning in February. This loss stems mainly from a pre-tax loss of NIS 3,120 million (USD 821 million) or NIS 1,960 million (USD 516 million), after- tax which the Bank recorded in the first quarter of 2008, after selling the entire U.S. mortgage-backed securities (MBS) portfolio for a total of USD 2.55 billion.

- The global financial crisis also affected the results through our exposure to foreign financial institutions, which has since been significantly reduced and is currently relatively small.

- The Bank recorded a net loss in the fourth quarter of the year of NIS 363 million (USD 95 million) leading the Bank to the negative ROE of 4.8%. The loss results mainly from the intensification of the economic crisis, globally and in Israel, which affected the quarterly results, especially as follows:

    - the gap between measurement of profit and loss in derivative instruments on a fair-market-value basis while measuring results of balance-sheet items on an accrual basis was drastically impacted by the decrease in interest rates;

    - the value of shares held by the Bank including equity-basis investees declined;

    - provisions for doubtful debts increased.

- **The Bank's capital adequacy ratio** at the end of 2008 reached 11.15% compared with 10.26% at the end of 2007. Tier 1 Capital reached 7.60%.

- **Profit from financing activity before provision for doubtful debts** totaled NIS 3,256 million (USD 856 million) in 2008, a decrease of 53.0% compared with 2007. The main factors leading to the decrease were the elimination of the Bank's exposure to US mortgage-backed securities and the sale of its entire portfolio there and a loss in the credit-derivative portfolio presented at fair value, mainly in respect of debts of foreign financial institutions.

- **The provision for doubtful debts -** totaled NIS 1,520 million (USD 400 million), compared to NIS 513 million (USD 135 million) in 2007.

  In the fourth quarter of 2008 the Bank recorded a specific provision in the amount of NIS 825 million (USD 217 million), which reflects a provision ratio of 1.49% in annualized terms, compared with NIS 125 million (USD 33 million) in the fourth quarter of 2007. In the fourth quarter of 2008, the rate of the specific provision, before the reduction in provisions and the collection of debts written off in the past, reached 1.81%, compared with 0.67% in the previous year.

- **Operating and other income** totaled NIS 4,655 million (USD 1,225 million) in 2008 compared with NIS 5,250 million (USD 1,381 million) in 2007. The decrease is a result of the Bachar reform, which led to a decline in income from provident-fund management and mutual fund distribution fees, as well as losses from the implications of the Supervision of Fees Law and from a provision for a decline in value of shares held by the Bank. The decrease was offset by an increase in income from credit card activity.

  In the fourth quarter of 2008, operating and other income totaled NIS 1,013 million (USD 266 million), compared with NIS 1,362 million (USD 358 million) in the fourth quarter of 2007.

- **Operating and other expenses** totaled NIS 8,147 million (USD 2,142 million) in 2008 compared to NIS 7,940 million (USD 2,088 million) in 2007, an increase of 2.6%. The increase is a result of, among other things, the effect of the decline in stock prices on severance compensation funds and the cost of the voluntary-retirement program.

  In the fourth quarter of 2008, operating and other expenses totaled NIS 2,008 million (USD 528 million) compared with NIS 2,091 million (USD 550 million) in the fourth quarter of 2007.

- **Net profit from extraordinary transactions** after taxes totaled NIS 574 million (USD 151 million), mainly resulting from profits from the sale of provident-fund management rights and the sales of Bank Massad and Bank Yahav.

- **Contribution to the community** – The community-service activities of the Bank's employees are varied and extensive, and take the form of community involvement, monetary donations, and wide-ranging volunteer activities. The activity of the Bank Group had a financial value of approximately NIS 43 million ($11.3 million) in 2008.

- **Return on equity** for 2008 was negative. Based on the data currently available, the Bank expects its 2009 ROE to reach 4% to 7%.

Developments in Balance-Sheet Items

The consolidated balance sheet as of December 31, 2008 totaled NIS 306.8 billion (USD 80.7 billion), compared with NIS 303.0 billion (USD 79.7 billion) at the end of 2007, an increase of 1.3%. Excluding the balances of Bank Massad and Bank Yahav at the end of 2007, the increase was 4.8%.

Credit to the public totaled NIS 222.1 billion (USD 58.4 billion), an increase of 10.8% compared to the end of 2007 excluding Bank Massad and Bank Yahav .

Credit to the public in Israel increased by NIS 20.2 billion (USD 5.3 billion), the most significant growth in recent years.

Deposits from the public totaled NIS 227.0 billion (USD 59.7 billion) an increase of 3.2% compared with the end of 2007 excluding Bank Massad and Bank Yahav.

Deposits in Israel increased by NIS 19.6 billion (USD 5.2 billion) during 2008.

Dan Dankner , Chairman of the Board of Directors commented:

"Bank Hapoalim's financial results for 2008 reflect the severe turmoil in the global economy and the financial sector in particular. At the same time, the Bank's solid financial foundations, its diversified areas of activity and financing sources, and the prudent but decisive measures already taken and those still being implemented provide the necessary basis to achieve a positive return on equity of 4%-7% in 2009 and long-term growth.

I am confident that the steps we took in response to the crisis were the right prudent ones. Among these, we reduced our exposure to financial instruments and derivatives to a minimum; we increased credit to our customers in Israel at an unprecedented level; and we reinforced the Bank's capital base through issuances of primary and secondary share capital.

As a result of these measures, Bank Hapoalim is strong and its financial stability is intact. We expect long-term growth in line with our multi-year strategic plan, including further expansion in the global markets.

We will continue to work to assist our customers through the crisis, while maintaining our high standards and cautious professional judgment. Credit granted to our customers in Israel grew by approximately 12% in 2008, the sharpest growth in recent years, and we have already allocated an additional NIS 1 billion in credits made available to small and mid-sized businesses. Bank Hapoalim employees are guiding our customers with sound business and financial advice, tailored to the current crisis, drawing on their extensive professional knowledge.

Despite the global economic crisis, the bank's business development activities will continue moving forward this year with an aim towards capitalizing on attractive opportunities and building infrastructure for the future. These steps will be taken with the fullest caution and considered judgment, adapting to the rapidly changing economic realities both globally and in Israel.

We are proud to say that despite the difficult economic and business environment the Bank will continue its activities and contributions in the areas of sustainability and corporate social responsibility at similar levels in 2009." Mr. Dankner concluded.

CEO Zvi Ziv commented:

""The global financial crisis had a strong impact on Bank Hapoalim's results for 2008, just as it has on most of the banks in Israel and worldwide.

The bank has taken a series of steps to successfully navigate this crisis, which we believe will continue in 2009. Among other measures, we have strengthened our capital, expanded our risk-management capabilities, and placed an emphasis on making progress in implementing the Basel II principles, even beyond the objectives set by the Supervisor of Banks for the end of 2009.

We have also accelerated our streamlining efforts in several areas. This includes establishing the Bank's new Central Back Office, which will serve as the operational backbone of our banking activity. We also hope to achieve significant cost savings in cooperation with our employees' union, without layoffs.

In this context, I should note that in view of the market crisis and the need to improve efficiency, the members of the Board of Directors, the CEO, and other senior executives of the Bank have voluntarily cut back their wages by 5 to 10 percent, in recognition of the need to set a personal example.

In addition to the savings and streamlining measures, the Bank has continued the momentum of its business development. Several Poalim Express branches will open this year.These branches are a major innovation in the Israeli banking scene, offering retail customers a new and unique banking experience. We will also open business branches to better provide our commercial and corporate customers' the services they need. We have started to offer pension advice to certain customers, and we are ready to begin providing this service to the general public as soon as we receive the necessary license from the Supervisor of Capital Market, Insurance and Savings at the Ministry of Finance.

Despite the severe global financial crisis, our customers - in Israel and worldwide – continue to have extensive confidence in Bank Hapoalim. This is reflected, for example, in the increase in deposits by our customers in Israel and in the net inflow of funds to Bank Hapoalim Switzerland.

I am confident that our solid financial base, the commitment and professional capabilities of our employees, and the steps we are taking will enable the Bank to successfully navigate the current crisis and achieve our profitability targets." Mr. Ziv concluded.

About Bank Hapoalim

Bank Hapoalim is Israel's leading financial group. In Israel, the Bank Hapoalim Group includes financial companies involved in investment banking, credit cards, trust services and portfolio management. The Group also has holdings in non-banking sectors.

Internationally, Bank Hapoalim operates through 44 branches, subsidiaries and representative offices, in North and Latin America, Europe, the Far East, Turkey and Australia. In these markets, the Bank is engaged in trade, corporate finance, private banking and retail banking.

Bank Hapoalim is the only Israeli Bank listed on both the Tel Aviv and London Stock Exchange. In addition, a Level-1 ADR is traded "over-the -counter" in New York.

For further information please contact the Bank's Spokesperson:
Tel: +972-3-567-3635; Fax: +972-3-567-3500
ofra.preuss@mailpoalim.co.il

Principal Data of the Bank Hapoalim Group (in millions of NIS)

	For the year ended on December 31			Change compared with	
	2008	2007	2006	2007	2006
Profit and profitability					
Profit from financing activities before provision for doubtful debts	**3,256**	6,933	7,579	(53.0%)	(57.0%)
Provision for doubtful debts	**1,520**	513	986	196.3%	54.2%
Operating and other income	**4,655**	5,250	5,371	(11.3%)	(13.3%)
Operating and other expenses	**8,147**	7,940	7,632	2.6%	6.7%
Operating profit (loss) before taxes	**(1,756)**	3,730	4,332	(147.1%)	(140.5%)
Provision for taxes (tax benefit) on operating profit	**(397)**	1,458	1,897	(127.2%)	(120.9%)
Operating profit (loss) after taxes	**(1,359)**	2,272	2,435	(159.8%)	(155.8%)
Operating profit (loss)	**(1,469)**	2,328	2,496	(163.1%)	(158.9%)
Net profit from extraordinary transaction, after taxes	**574**	351	863	63.5%	(33.5%)
Net profit (loss)	**(895)**	2,679	3,359	(133.4%)	(126.6%)

	As at December 31			Change compared with	
	2008	2007	2006	2007	2006
Balance Sheet – Principal Items					
Total balance sheet	**306,847**	302,991	282,864	1.3%	8.5%
Credit to the public	**222,100**	204,725	186,399	8.5%	19.2%
Securities	**26,657**	48,406	44,520	(44.9%)	(40.1%)
Deposits from the public	**226,953**	231,750	217,004	(2.1%)	4.6%
Debentures and subordinated notes	**20,818**	18,812	18,384	10.7%	13.2%
Shareholders' equity	**18,795**	18,778	18,233	0.1%	3.1%

	2008	2007	2006
Principal financial ratios			
Shareholders' equity to total assets	**6.1%**	6.2%	6.4%
Tier I Capital to risk assets	**7.60%**	7.50%	7.41%
Total Capital to risk assets	**11.15%**	10.26%	10.53%
Credit to the public to total assets	**72.4%**	67.6%	65.9%
Deposits from the public to total assets	**74.0%**	76.5%	76.7%
Operating income to operating expenses	**57.1%**	66.1%	70.4%
Operating expenses to total income	**103.0%**	65.2%	58.9%
Provision for doubtful debts to credit to the public (Balance sheet and off-balance sheet)	**0.4%**	0.2%	0.3%
Rate of provision for taxes	**22.6%**	39.1%	43.8%
Return of net operating profit on equity	**(7.8%)**	12.3%	14.4%
Return of net profit on equity	**(4.8%)**	14.1%	19.4%
Return of net profit on total assets	**(0.3%)**	0.9%	1.2%

082-34955

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

Schedule 6

Date: March 30, 2009
Reference: 802/09

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") advises as follows;

On 29th March, 2009 the Chairman of the Board of Directors of the Bank, Mr. Dan Dankner, received a letter from the Supervisor of Banks with regard to the procedure involved for the replacement of the CEO in the Bank.

The Supervisor informed, that he intends to examine during the upcoming days, whether the Board of Directors held thorough discussions, as required, as to the circumstances of the present CEO's resignation and its implications, as well as the manner in which the decision was taken for the appointment of the proposed CEO.

The Supervisor informed the Bank, that it is requested not to advance the Board of Director's decision on the appointment of the Bank's new CEO, until the end of his examination.

Moreover, the Supervisor requested to bring the content of his letter to the attention of the Board of Directors.

The Board of Directors, which will convene on 31st March 2009, will hold a discussion on the Supervisor's letter.

The Bank has been exchanging and will continue to exchange views with the Supervisor of Banks.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ilan Mazur, Adv.	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

057004

082-34955

Schedule 7

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 30/03/2009
Reference: 2009-01-072597

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding Changes in the Holdings of Interested Parties and Senior Office Holders

Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1
Name of the Corporation/Surname and First Name of the Holder: *Moshe Koren*
Category of Identity Number: *Identification Number*
Identity Number of the Holder: *1228998*
Category of Holder: *Director/CEO*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Private Person with Israeli Citizenship*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *BNHP ordinary share*
Nature of the Change: *Increase following purchase in the Stock Exchange*

Date of Change: *March 29, 2009*
Transaction Price: *777* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *0*
Change in Quantity of Securities: *12,987*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *12,987*
Extent of Holding after the Change: In the capital: *0.001%* In voting power: *0.001%*
Extent of Holding after the Change (fully diluted): In the capital: *0.001%* In voting power: *0.001%*
Clarification No.

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Clarification
1	

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

   ____

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

   ____

Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *March 30, 2009 at 11:00 a.m.*

4. Detail of transactions which caused the change __________

082-34955
Schedule 8

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 01/04/2009
Reference: 2009-01-079473

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding Changes in the Holdings of Interested Parties and Senior Office Holders

Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1
Name of the Corporation/Surname and First Name of the Holder: *Moshe Koren*
Category of Identity Number: *Identification Number*
Identity Number of the Holder: *1228998*
Category of Holder: *Director/CEO*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Private Person with Israeli Citizenship*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *BNHP ordinary share*
Nature of the Change: *Increase following purchase in the Stock Exchange*

Date of Change: *March 30, 2009*
Transaction Price: *751* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *12,987*
Change in Quantity of Securities: *13*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *13,000*
Extent of Holding after the Change: In the capital: *0.001%* In voting power: *0.001%*
Extent of Holding after the Change (fully diluted): In the capital: *0.001%* In voting power: *0.001%*
Clarification No.

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Clarification
1	

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

    ____

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

    ____

Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *March 31, 2009 at 12:00 p.m.*

4. Detail of transactions which caused the change ___________

082-34955

Schedule 9

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 01/04/2009
Reference: 2009-01-079482

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

An amending report to a flawed report, which was sent on 22nd July 2008, the reference number of which is: 211548-01-2008
The flaw: Report on a greater amount (Report on value on the stock exchange and not on the amount of shares)
Reason for flaw: Error
The amendment: The correct holding is 3,369 shares and not as previously reported in error.

Immediate Report regarding the schedule of holdings of Interested Parties and Senior Office Holders
Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule as of *31/03/2009*
A. Interested Parties in the corporation (including CEO and directors, and including any employee holding five percent or more of the issued share capital of the corporation or voting rights therein).

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding % of capital	Extent of Holding % of voting	Extent of Holding (fully diluted) % of capital	Extent of Holding (fully diluted) % of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	263,531,308	19.99	19.99	19.59	19.59
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	5.75	5.75	5.63	5.63
3	Dan Dankner	Option	825,000	0.00	0.00	0.06	0.06
4	Moshe Koren	BNHP Ordinary Shares	13,000	0.00	0.00	0.00	0.00
5	Ronen Israel	BNHP Ordinary Share	1,342	0.00	0.00	0.00	0.00
6	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
7	Zvi Ziv	Option	1,140,000	0.00	0.00	0.09	0.09

Total Extent of Holding % of capital	Total Extent of Holding % of voting	Total Extent of Holding (fully diluted) % of capital	Total Extent of Holding (fully diluted) % of voting
25.74	25.74	25.37	25.37

B. Senior Office Holders in the corporation (not including CEO and directors, and not including any employee holding five percent or more of the issued share capital of the corporation or voting rights therein).

- o Do not hold securities of the corporation
- • Following is the schedule of holdings of senior office holders in the corporation:

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
8	Ilan Mazur	BNHP Ordinary Shares	3,369	0.00	0.00	0.00	0.00
9	Hanna Pri-Zan	BNHP Ordinary Shares	13,682	0.00	0.00	0.00	0.00

Total Extent of Holding		Total Extent of Holding (fully diluted)	
% of capital	% of voting	% of capital	% of voting
0.00	0.00	0.00	0.00

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings (including fully diluted) should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*
6. *If a senior office holder holds 5 percent or more of the issued share capital of the corporation or voting rights therein, the holdings should be listed in the "Interested Parties" listings table as described in paragraph "A" above.*
7. *If the interested party or the senior office holder also holds shares of a subsidiary or related company of the reporting corporation, a detail of these holdings should be listed in the field "Remarks" which appears in the holder details table.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 263,531,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.03% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.

Eternity Four Trust-A holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 20.03% of the shares of the Bank.

Furthermore, Eternity Four Trust-A holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.

Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.03% of the shares of the Bank.

Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust-A.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Dan Dankner.*
No. of Holder: *3*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *059581280*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *0*

Balance in previous comprehensive report (quantity of securities): *825,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
A. the holding is in option warrants which were allotted in a private offer detailed in the private offer report of 13th February, 2008.
B. the data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Dankner are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).

Name of Holder: *Moshe Koren*
No. of Holder: *4*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *1228998*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *12,987*
Change in Quantity of Securities: *13*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Ronen Israel*
No. of Holder: *5*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *055692578*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *1,342*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
the shares are held in an account in the name of his son who is a minor

Name of Holder: *Zvi Ziv.*
No. of Holder: *6*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *0*
Balance in previous comprehensive report (quantity of securities): *1,140,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
A. the holding is in option warrants which were allotted in a private offer detailed in the private offer report of 31st March, 2008.
B. the data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Ziv are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).

Name of Holder: *Ilan Mazur*
No. of Holder: *8*
Category of Holder: *Senior Office Holder who is not CEO or Director*
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447386*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *3,369*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hanna Pri-Zan*
No. of Holder: *9*
Category of Holder: *Senior Office Holder who is not CEO or Director*
Category of Identity Number: *Number of Identity Document*
Identity Number: *50963115*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *13,682*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1	
Arison Holdings (1998) Ltd.	
Identification Number of Controlling Party :	*Identification Number 512705153*
2	
Israel Salt Industries Ltd.	
Identification Number of Controlling Party :	*Identificiation Number 520037573*

- = Remarks = -

1. *extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.*
2. *When calculating the size of the holding of the interested parties in the Company on a fully diluted basis, 1,965,000 options held by Messrs Zvi Ziv and Dan Dankner were not taken with account, because those options are only exercisable into shares of the Bank to be purchased for that purpose by the Bank and no new shares will be allotted; the calculation of the size of the holdings of Zvi Ziv and Dan Dankner (on a fully diluted basis) was made on the assumption that each option would be exercised into one share. This is a theoretical assumption because the exercise mechanism for such options is a "net exercise" mechanism, so that in fact there will not be allotted to the offeree who exercises the options all of shares emanating therefrom, but only shares in a quantity which reflects the amount of the monetary benefit embodied in the options. It is to be noted that according to the terms of the options allotted to Messrs. Zvi Ziv and Dan Dankner, they are exercisable only into shares to be purchased for that purpose by the Bank. As at the time of this report, the Supervisor of Banks has permitted the Bank to purchase for its own account 1,250,000 shares so that the options may be exercised, as aforesaid.*

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Mail Processing Section
APR 10 2009
Washington, DC
106

082-34955

bank hapoalim

Date: 02/04/2009

Schedule 10

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report**

Bank Hapoalim BM. (the "Bank") respectfully notifies as follows:

In the afternoon hours of April 1, 2009, the Supervisor of Banks informed Bank Hapoalim BM. that a sum of approximately U.S. $145 million raised by Hapoalim International N.V., a wholly-owned subsidiary of the Bank (the "Subsidiary"), in a non-public issue of subordinated notes, will be deemed as secondary capital of the Bank.

Prior to receipt of the Supervisor's approval, the Subsidiary issued five series of unlisted subordinated notes, in a non-public issue under the Global Medium Term Note Programme (the "Programme"). The Programme was approved by the U.K. Financial Services Authority under the Financial Services and Markets Act. The Subsidiary's undertakings with respect to each one of the series are backed by the Bank's guarantee, as specified in the Programme's Offering Circular.

The main terms of the said series of subordinated notes are as follows:

Series	Currency	Principal payment period	Type of interest	Interest rate	Interest payment
2014B	USD	5 years and a day	Variable	six-month Libor + 2.15%	Semi-annual
2014A	USD	5 years and a day	Fixed	4.377%	Semi-annual
2016	USD	7 years and a day	Variable	six-month Libor + 3.05%	Semi-annual
2019	USD	10 years and a day	Variable	six-month Libor + 3.60%	Semi-annual
2014C	CAN	5 years and a day	Variable	six-month Libor + 2.15%	Semi-annual

The proceeds of the issue will be deposited at the Bank, on a subordinated basis, subordinate to other liabilities of the Bank, other than liabilities which have been or will be ranked *pari passu* with, or inferior to, the said subordinated notes.

Yours faithfully,

Bank Hapoalim B.M.

(-)
Mario Szuszan
Senior Deputy Managing Director

(-)
Yoram Weissbrem
Secretary of the Bank

12.1 057004

SEC Mail
Mail Processing
Section

APR 10 2009

Washington, DC
106

082-34955

Schedule 11

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 02/04/2009
Reference: 2009-01-080946

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Securities of the Corporation

The corporation advises that

○

● From 01/03/2009 until 31/03/2009

A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Realization

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
31/03/2009	*Realization of Employees Options 2005*	*Employees Options 2005*	*6620231*	*-95,808*	*No*
31/03/2009	*Realization of Options*	*Ordinary Share BNHP*	*662577*	*95,808*	*Yes*

Explanations:

1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	4,000,000,000	1,317,960,629	1,318,056,437

Explanation: All categories of shares should be specified – including shares, which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Category of security	Name of trustee	Quantity in the last report	Present quantity	Listed for trade
6620207	*Poalim Subordinated Capital Notes "A"*	*Other*		*676,000,000*	*676,000,000*	*Yes*
6620215	*Poalim Subordinated Capital Notes "B"*	*Other*		*459,400,000*	*459,400,000*	*No*
6620280	*Poalim Subordinated Capital Notes "C"*	*Other*		*1,302,000,000*	*1,302,000,000*	*Yes*
6620231	*Employees Options 2005*	*Option*		*3,014,689*	*2,918,881*	*No*
6620249	*Employees Options 2006*	*Option*		*3,944,943*	*3,943,203*	*No*
6620256	*Personal Employment Contract Options 2006*	*Option*		*39,592*	*39,592*	*No*
6620264	*Employees Options 2007*	*Option*		*4,024,067*	*4,022,273*	*No*
6620272	*Personal Employment Contract Options 2007*	*Option*		*56,117*	*56,117*	*No*
6620306	*Personal Employment Contract Options 2008*	*Option*		*94,551*	*94,551*	*No*
6620298	*Employees Options 2008*	*Option*		*4,122,905*	*4,121,114*	*No*
6620330	*Employees Options 2009*	*Option*		*4,138,821*	*4,138,821*	*No*
6620348	*Personal Employment Contract Options 2009*	*Option*		*184,096*	*184,096*	*No*
6620318	*Poalim Options 3/08 "A"*	*Option*		*3,750,000*	*3,750,000*	*No*
6620322	*Poalim Options 3/08 "B"*	*Option*		*3,750,000*	*3,750,000*	*No*

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

c. Attached hereto is an up-to-date file of the corporation's securities lists, as well as the shareholders lists, the option holder's notebook, and the bondholder's notebook Book_isa.pdf

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 31 March 2009

List of Shareholders of Bank Hapoalim B.M	Amount of shares
Nominee Company of Bank Hapoalim B.M.	978,715,544
A. Shares of Core of Control	
Arison Holdings (1998) Ltd.	263,531,308
B. Free Shares	
Israel Salt Industries Ltd.	75,664,441
Yaacov Diamant	70,000
Savion Tal	35,800
Tzitzian Avraham	31,680
Don Maxwell	2,450
Florsheim Mark & Ziporah	1,640
Vardi Rachel	780
Agmon Eliyahu	700
Barkner Albert	603
Kikov Esther	568
Levi Victoria	544
Mindel Shira Milka	122
Geva Ariyeh	100
Pentzer Nathan	75
Zachs Eran	40
Newman David	10
Yehuda Bar Lev	10
Aaron Elias	10
Kelev Victoria	5
AMM G. Investments & Financials Ltd.	2
Livnat Raz	1
Zektzer Ram	1
Kramer Moshe	1
Erez Tal	1
Feldman Avi	1
	1,318,056,437

List of Holders of Subordinated Capital Notes 'A' 6620207

As of date : 31/03/2009

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**671,000,000**
The Provident Fund of Bank Leumi Staff	**5,000,000**
Total Capital	**676,000,000**

<u>List of Holders of Subordinated Capital Notes 'B' 6620215</u>

As of date : 31/03/2009

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**459,400,000**
Total Capital	**459,400,000**

List of Holders of Subordinated TACT (Tel-Aviv Continuous Trading) Institutional Capital Notes 'C' 6620280

As of date : 31/03/2009

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	1,298,400,000
S.D.S.Z. Investments Ltd.	3,600,000
Total Capital	1,302,000,000

List of Holders of Employees Options 2005 6620231

As of date : 31/03/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	2,918,881
Total Capital	2,918,881

List of Holders of Employees Options 2006 6620249

As of date : 31/03/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	**3,943,203**
Total Capital	**3,943,203**

List of Holders of Personal Employment Contract Options 2006 6620256

As of date : 31/03/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	39,592
Total Capital	39,592

List of Holders of Employees Options 2007 6620264

As of date : 31/03/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	**4,022,273**
Total Capital	**4,022,273**

List of Holders of Personal Employment Contract Options 2007 6620272

As of date : 31/03/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	56,117
Total Capital	56,117

List of Holders of Personal Employment Contract Options 2008 6620306

As of date : 31/03/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	**94,551**
Total Capital	**94,551**

List of Holders of Employees Options 2008 6620298

As of date : 31/03/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	**4,121,114**
Total Capital	**4,121,114**

List of Holders of Employees Options 2009 6620330

As of date : 31/03/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	4,138,821
Total Capital	4,138,821

List of Holders of Personal Employment Contract Options 2009 6620348

As of date : 31/03/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	**184,096**
Total Capital	**184,096**

List of Holders of Poalim Options 3/2008 "A" 6620318

As of date : 31/03/2009

	Quantity of Capital Notes
York Global Finance II S.א r.l	**3,750,000**
Total Capital	**3,750,000**

List of Holders of Poalim Options 3/2008 "B" 6620322

As of date : 31/03/2009

	Quantity of Capital Notes
York Global Finance II S.א r.l	**3,750,000**
Total Capital	**3,750,000**

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

082-34955

bank hapoalim

Schedule 12

Date: 05/04/2009
Our reference: 802/09

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report**

Bank Hapoalim Ltd. (the "Bank") respectfully notifies, further to the Immediate Report dated April 17, 2007 regarding Arab Bank's claim against the Bank, that the New York Court has accepted the Bank's position and has summarily dismissed, with prejudice, all impleaders filed by Arab Bank against the Bank and others.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(-)	(-)
Ilan Mazur, Adv.	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

082-34955

Schedule 13

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 05/04/2009
Reference: 2009-01-082299

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Securities of the Corporation

The corporation advises that ○
● From 01/04/2009 until 02/04/2009
A change in the quantity of the securities of the Corporation has occurred as follows:
1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Realization

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
02/04/2009	*Realization of Employees Options 2005*	*Employees Options 2005*	*6620231*	*-13,629*	*No*
02/04/2009	*Realization of Options*	*Ordinary Share BNHP*	*662577*	*13,629*	*Yes*
02/04/2009	** For the expiry of the first portion of the option warrants see note following at the end of the report*	*Options 3/08 "A"*	*6620318*	*3,750,000*	*No*

Explanations:
1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	4,000,000,000	1,318,056,437	1,318,070,066

Explanation: All categories of shares should be specified – including shares, which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Category of security	Name of trustee	Quantity in the last report	Present quantity	Listed for trade
6620207	*Poalim Subordinated Capital Notes "A"*	*Other*		*676,000,000*	*676,000,000*	*Yes*
6620215	*Poalim Subordinated Capital Notes "B"*	*Other*		*459,400,000*	*459,400,000*	*No*
6620280	*Poalim Subordinated Capital Notes "C"*	*Other*		*1,302,000,000*	*1,302,000,000*	*Yes*
6620231	*Employees Options 2005*	*Option*		*2,918,881*	*2,905,252*	*No*
6620249	*Employees Options 2006*	*Option*		*3,943,203*	*3,943,203*	*No*
6620256	*Personal Employment Contract Options 2006*	*Option*		*39,592*	*39,592*	*No*
6620264	*Employees Options 2007*	*Option*		*4,022,273*	*4,022,273*	*No*
6620272	*Personal Employment Contract Options 2007*	*Option*		*56,117*	*56,117*	*No*
6620306	*Personal Employment Contract Options 2008*	*Option*		*94,551*	*94,551*	*No*
6620298	*Employees Options 2008*	*Option*		*4,121,114*	*4,121,114*	*No*
6620330	*Employees Options 2009*	*Option*		*4,138,821*	*4,138,821*	*No*
6620348	*Personal Employment Contract Options 2009*	*Option*		*184,096*	*184,096*	*No*
6620322	*Poalim Options 3/08 "B"*	*Option*		*3,750,000*	*3,750,000*	*No*

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

c. Attached hereto is an up-to-date file of the corporation's securities lists, as well as the shareholders lists, the option holder's notebook, and the bondholder's notebook Book_isa.pdf

** Note to Clause 1: Expiry of the first portion of the option warrants held by York Global Finance II S.א r.l*

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 2 April 2009

List of Shareholders of Bank Hapoalim B.M	Amount of shares
Nominee Company of Bank Hapoalim B.M.	978,729,173
A. Shares of Core of Control	
Arison Holdings (1998) Ltd.	263,531,308
B. Free Shares	
Israel Salt Industries Ltd.	75,664,441
Yaacov Diamant	70,000
Savion Tal	35,800
Tzitzian Avraham	31,680
Don Maxwell	2,450
Florsheim Mark & Ziporah	1,640
Vardi Rachel	780
Agmon Eliyahu	700
Barkner Albert	603
Kikov Esther	568
Levi Victoria	544
Mindel Shira Milka	122
Geva Ariyeh	100
Pentzer Nathan	75
Zachs Eran	40
Newman David	10
Yehuda Bar Lev	10
Aaron Elias	10
Kelev Victoria	5
AMM G. Investments & Financials Ltd.	2
Livnat Raz	1
Zektzer Ram	1
Kramer Moshe	1
Erez Tal	1
Feldman Avi	1
	1,318,070,066

List of Holders of Subordinated Capital Notes 'A' 6620207

As of date : 02/04/2009

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**671,000,000**
The Provident Fund of Bank Leumi Staff	**5,000,000**
Total Capital	**676,000,000**

List of Holders of Subordinated Capital Notes 'B' 6620215

As of date : 02/04/2009

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**459,400,000**
Total Capital	**459,400,000**

List of Holders of Subordinated TACT (Tel-Aviv Continuous Trading) Institutional Capital Notes 'C' 6620280

As of date : 02/04/2009

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**1,298,400,000**
S.D.S.Z. Investments Ltd.	**3,600,000**
Total Capital	**1,302,000,000**

<u>List of Holders of Employees Options 2005 6620231</u>

As of date : 02/04/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	**2,905,252**
Total Capital	**2,905,252**

List of Holders of Employees Options 2006 6620249

As of date : 02/04/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	**3,943,203**
Total Capital	**3,943,203**

List of Holders of Personal Employment Contract Options 2006 6620256

As of date : 02/04/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	39,592
Total Capital	39,592

List of Holders of Employees Options 2007 6620264

As of date : 02/04/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	4,022,273
Total Capital	4,022,273

List of Holders of Personal Employment Contract Options 2007 6620272

As of date : 02/04/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	56,117
Total Capital	56,117

List of Holders of Personal Employment Contract Options 2008 6620306

As of date : 02/04/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	94,551
Total Capital	94,551

List of Holders of Employees Options 2008 6620298

As of date : 02/04/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	4,121,114
Total Capital	4,121,114

List of Holders of Employees Options 2009 6620330

As of date : 02/04/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	4,138,821
Total Capital	4,138,821

List of Holders of Personal Employment Contract Options 2009 6620348

As of date : 02/04/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	**184,096**
Total Capital	**184,096**

List of Holders of Poalim Options 3/2008 "B" 6620322

As of date : 02/04/2009

	Quantity of Capital Notes
York Global Finance II S.א r.l	**3,750,000**
Total Capital	**3,750,000**

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

082-34955

bank hapoalim

Schedule 14

Date: 06/04/2009

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") is pleased to advise, further to an immediate report of 3rd March, 2009 (Reference 049626-01-2009), that "Standard & Poors Ma'alot" announced on 5th April, 2009 that it had decided to remove the subordinated capital notes issued by the Bank, one part of which is recognized by the Supervisor of Banks as being hybrid Tier I capital and the other part as upper Tier II capital, from a negative watch list (CW Negative).

The rating of these subordinated capital notes has not been changed.

Yours faithfully,
Bank Hapoalim B.M.

(-)	*(-)*
Mario Szuszan	**Yoram Weissbrem**
Senior Deputy Managing Director	Secretary of the Bank